The Manitowoc Company, Inc. 2000 Annual Report

THE RIGHT MOVES


Quench Your Thirst

IN INNOVATION





555

AND
ACQUISITIONS

Contents

About the Cover

The Right Combination—Manitowoc's strategies of innovation and acquisitions power the company's growth. Among the 46 new products introduced or acquired during 2000 are the QuietQube® IB ice/beverage dispenser (front cover), luffing jib and MAX-ER™ 2000 attachments for the Model 21000 liftcrane (inside front cover), plus mid-sized shipbuilding capabilities represented by the U.S. Coast Guard buoy tender, *Spar* (page 1).

Financial Highlights

Thousands of dollars, except current ratio, shares, per share, return, employee, and shareholder data		For the Years Ended December 31	
	2000	**1999**	**% Change**
For the Year			
Net sales*	$873,272	$824,339	5.9
Earnings from operations	$112,652	$118,951	(5.3)
Net earnings	$ 60,268	$ 66,784	(9.8)
Net earnings as a percent of sales	6.9%	8.1%	(14.8)
Financial Position			
EVA® (Economic Value-Added)	$ 35,447	$ 43,245	(18.0)
Total assets	$642,530	$530,240	21.2
Current ratio	0.93	1.01	(7.9)
Stockholders' equity	$233,769	$232,176	0.7
Average shares outstanding (diluted)	25,122,795	26,200,666	(4.1)
Per Share			
Net earnings (basic)	$ 2.42	$ 2.57	(5.8)
Net earnings (diluted)	$ 2.40	$ 2.55	(5.9)
Dividends paid	$ .30	$ .30	—
Net book value	$ 9.64	$ 8.90	8.3
Other Information			
Property, plant and equipment—net	$ 99,940	$ 92,023	8.6
Capital expenditures	$ 13,415	$ 13,714	(2.2)
Depreciation	$ 9,872	$ 9,321	5.9
Acquisitions	$ 98,982	$ 62,104	59.4
Return on invested capital	15.7%	18.7%	(16.0)
Return on equity	25.8%	28.8%	(10.4)
Return on assets	9.4%	12.6%	(25.4)
Number of employees	4,405	3,202	37.6
Number of shareholders	2,787	2,746	1.5

*Net sales for calendar year 1999 have been restated to reflect the adoption of Emerging Issues Task Force (EITF) 99-19, "Reporting Revenues Gross as a Principal versus Net as an Agent." The impact of this restatement was to reclassify costs formerly reported as a component of net sales to cost of goods sold. The amount reclassified for 1999 was $18,848.



Net Sales
($ Millions)

Net Earnings
($ Millions)

Sales Per Employee
($ Thousands)

Cash From Operations
($ Millions)

Net sales rose 5.9% to $873.3 million in 2000, and marked the sixth consecutive year of record revenues for Manitowoc.

Net earnings totaled $60.3 million in 2000, reaching the second highest level in company history.

As Manitowoc has grown its business through acquisitions and new product introductions, its sales per employee have more than doubled since 1995. (Excludes Marinette Marine Corporation)

Although cash flow fluctuates annually, Manitowoc generates strong levels of cash to support its capital expenditures, acquisitions, and stock buyback programs.

The Right Moves

We continued to make the right moves in 2000. Sales reached $873.3 million, which marked our sixth consecutive year of record revenues. Net earnings totaled $60.3 million, or $2.40 per fully diluted share. And, we created $35.4 million in economic value.

In today's environment, many companies would be satisfied with results like ours. But frankly, we did not do as well as we expected. Rising interest rates and a number of other factors, which slowed activity in all three of our segments, kept us from reaching our financial goals. Although our net earnings were the second best in our 99-year history, they did not surpass those we reported in 1999. Our string of 19 straight quarters of record earnings growth came to an end in the third quarter.

While our results are disappointing to us, we cannot change interest rates, oil prices, the weather, or Great Lakes water levels. And we will not change our strategies, because they work. Despite encountering obstacles in all three of our business segments, we maintained a strong performance. And the reason is our long-term strategies of innovation, acquisition, and global expansion.

Innovation and Acquisition In 2000, we focused on innovation and acquisition. We invested nearly $100 million to acquire five companies: three foodservice businesses, a boom-truck manufacturer, and one of the largest shipyards on the Great Lakes. We introduced 46 new or improved products.

Later in this report, the presidents from each of our business segments will review the recent innovations and acquisitions in their areas of responsibility. While their products and opportunities are diverse, our three segments share the same approach and some critical strengths.

Letter to Shareholders



Terry D. Growcock

Since 1995, acquisitions have more than doubled the size of our businesses. Fourteen acquisitions in the past six years have given us a broad base of experience in identifying the right candidates and integrating them into our operations. We look for complementary companies that "bolt-on" to our current operations and fill voids in our product lines or our geographic markets. We seek candidates that are market leaders, and we avoid troubled companies. Our standards are high: we expect acquisitions to contribute to our earnings within two years and to be EVA® positive within three. Many acquisitions, and our purchase of the remaining third of our Chinese joint venture, have helped build Manitowoc's presence in international markets.

We take an equally systematic approach to innovation. When Thomas Edison opened the world's first industrial research lab, he promised to turn out "a minor invention every ten days and a big thing every six months or so." We are coming close to that pace. Nearly 60% of the products we now sell have been acquired or introduced within the last three years. In 2000, SerVend, our largest beverage-equipment company, broadened its market reach by introducing a line of counter-electric beverage dispensers. Manitowoc Ice launched a number of new ice machines, including a series of ice flakers and the Series 800 IB ice/beverage dispenser, which leverages our patented Cool Vapor Defrost® technology introduced in 1999. And with over 80 units sold, our new Model 999 lattice-boom crane became the most successful new-product launch in the 75-year history of our large-crane subsidiary.

Made for the Marketplace Our products succeed in the marketplace because they are designed for the marketplace. Close, carefully managed relationships with dealers, distributors, specifiers, and end users help us identify their needs, not only for products, but for the service and support that is critical to their profitable operations.

We are equally innovative inside our operations. In 2000, we made more than $13 million in capital investments to improve our ability to serve our customers, reduce costs and cycle times, and boost productivity. The conversion of our main ice-machine production facility to demand flow technology allows us to build the products that were ordered yesterday, today—and to substantially eliminate excess inventory. A number of improvements in our crane operations, including robotic welding equipment and a new paint system, are driving down the time it takes to assemble a crane to just a few weeks.

Such advances are fueled by our strong cash flow. Growing revenues, increased economies and efficiencies of scale, rising productivity, and sales per employee in excess of $235,000 (excluding Marinette Marine) all contribute to our ability to generate cash. In 2000, we generated $63 million in cash from operations. This enabled us to fund our acquisitions and innovations as well as repurchase 1.9 million shares of our stock—a signal of our confidence in the company. What's more, we are building our value without endangering the health of our balance sheet. Even though our debt-to-capital ratio rose to 48.4%, barring additional acquisitions or stock repurchases, we could return to a 30% ratio by the end of 2001.

We have the financial, technological, and human resources to build our positions in our markets. In 2000, we welcomed two new members to our board of directors—Daniel W. Duval and James L. Packard. In early 2001, we welcomed another new member—Virgis W. Colbert. Like most of their fellow directors, Dan, Jim, and Virgis are current or former CEOs, or senior executives of publicly traded companies. We're pleased to gain their insights and guidance as this trio expands our board to nine members and fills the vacancies of Guido Rahr and George McCoy, who retired during the year. Both Guido and George had long and distinguished tenures on our board and helped us weather the difficult years of the 1980s. Everyone who cares about Manitowoc owes them their heartfelt thanks. They certainly have mine. I will never forget their stewardship of the company or their impact on its performance—now and tomorrow.

The Months Ahead The months ahead will be challenging, but we still expect to achieve the goals outlined in our Vision 2002. Although we foresee minimal growth in the U.S. foodservice industry as a whole, new products and our ability to offer increasingly comprehensive solutions will help us enter new segments and expand our market shares.

Our long-term strategies of innovation, acquisition, and global expansion are driving today's performance—and tomorrow's growth.

Our crane business is likely to continue to suffer from a slowdown in demand for smaller cranes and the impact of a strong dollar, unless the Federal Reserve is successful in spurring the economy. On the positive side, we expect to benefit from rising energy prices, which are increasing the demand for cranes across nearly every segment of the industry. The consolidation of our boom-truck companies under the Manitowoc name will help us build our brand.

Meanwhile, Marinette Marine is expected to begin contributing to our earnings in its first year as a Manitowoc company. We will combine two of the finest marine operations on the Great Lakes into a single $160-million leader that can compete successfully for commercial and government projects on the Great Lakes and beyond.

We will keep one eye on the road map and one eye on the road. While our core strategies will not change, we will continually refine and adjust our operations to meet new conditions and increase our profitability. Recent productivity improvements will begin to pay off in lower costs and higher margins. We will continue to use our cash to build our value through additional innovations and acquisitions. In both Foodservice and Cranes, international expansion will be a priority.

We are doing what we need to do to lead change, to profit from it, and to build our value—just as we have throughout much of our history. As we prepare to celebrate our centennial year in 2002, we can take pride in nearing a milestone reached by few companies. We will follow the road we are on today, through all the twists and turns found in competitive, global markets. Ahead lies a second century of progress and growth.

Terry D. Growcock

Terry D. Growcock
President & Chief Executive Officer

Manitowoc at a Glance

Mission Statement:
Our mission is to continuously create value for our shareholders, employees, and customers by focusing our talents, energies, and resources to develop innovative, industry-leading products and services that reflect our core strengths and capabilities.

Business Segments & Units	2000 Results	Products & Services

Foodservice Equipment:
Manitowoc Ice, Inc.
Manitowoc (Hangzhou) Refrigeration Co., Ltd.
Fabbrica Apparecchiature per la Produzione del Ghiaccio S.r.l.
SerVend International, Inc.
Multiplex Company, Inc.
Manitowoc Beverage Systems, Inc.
Kyees Aluminum
Kolpak
Harford Duracool, LLC
McCall Refrigeration
Diversified Refrigeration, Inc.

Net Sales: $425.1 million



Operating Earnings: $61.4 million



Commercial ice-cube machines, ice flakers, and storage bins; ice/beverage dispensers; long-draw soft-drink and beer dispensing systems; walk-in refrigerators and freezers; reach-in refrigerators and freezers; refrigerated under-counters and food prep tables; private label residential refrigerator/freezers; post-mix beverage dispensing valves; cast aluminum cold plates; compressor racks and modular refrigeration systems; backroom beverage equipment distribution services.

Brand Names:
Manitowoc, SerVend, Multiplex, Kyees, Kolpak, Harford, McCall, Koolaire, RDI, Flomatic, Compact, Icetronic, Chill-Pak

---

Cranes & Related Products:
Manitowoc Cranes, Inc.
Manitowoc Boom Trucks, Inc.
Femco Machine Company, Inc.
Manitowoc Remanufacturing, Inc.

Net Sales: $376.3 million



Operating Earnings: $62.9 million



Crawler- and truck-mounted lattice-boom cranes; hydraulically powered telescopic boom trucks; crane rebuilding and remanufacturing services; aftermarket replacement parts for cranes and excavators; industrial repair and rebuilding services for scrapyard, metal-forming, steel recycling, and aggregate equipment.

Brand Names:
Manitowoc, CraneCare, Femco

Marine Operations:
Bay Shipbuilding Co.
Toledo Shiprepair Company
Cleveland Shiprepair Company
Marinette Marine Corporation

Net Sales: $71.9 million



Operating Earnings: $8.9 million



Inspection, maintenance, and repair of freshwater and salt-water vessels. New construction services for commercial, government, military, and research vessels of all varieties, including self-unloading bulk carriers, double-hull tank barges, integrated tug/barges, and dredges. Also provides industrial repair and maintenance services for refineries, power plants, and heavy industrials.

Key
- Foodservice
- Cranes
- Marine

Corporate Profile:
The Manitowoc Company engineers high-value products, services, and solutions that meet its customers' changing needs. Manitowoc is a leading manufacturer of ice machines, ice/beverage dispensers, soft-drink dispensing valves, cast aluminum cold plates, and commercial refrigeration equipment for the foodservice, lodging, convenience-store, beverage, and bottling industries. It holds the number one position in high-capacity, lattice-boom crawler cranes for heavy construction, energy-related, duty-cycle, and crane-rental applications and is one of America's leading producers of boom trucks. Manitowoc is also the dominant provider of shipbuilding and ship-repair services on the U.S. Great Lakes.

Markets Served	Primary Competition	Key Advantages	Industry Outlook
Foodservice, lodging, hospitality, health care, convenience stores, and institutions, soft-drink bottling and dispensing, commercial ice service.	American Panel Corporation Beverage Air Delfield Company Hoshizaki America, Inc. I.M.I. Cornelius Lancer Master-Bilt Nor-Lake Incorporated Scotsman Traulsen & Co., Inc. True Foodservice Equipment Welbilt Company	▪ Broad-line manufacturer with multinational manufacturing and distribution. ▪ Largest domestic share of commercial ice-cube machine and walk-in refrigerator/freezer markets. ▪ Low-cost producer of commercial ice-cube machines and walk-in refrigerators/freezers. ▪ Recognized as the industry leader in ice-cube machine technology and innovation. ▪ Manufacturing operations in North America, Europe, and Asia. ▪ 80 distributors in 70 countries.	▪ Restaurant industry sales are expected to grow 6% to $399 billion in 2001. ▪ Annual foodservice equipment and supply sales are forecast to grow 5% to $7.9 billion in 2001 due to: – increasing global demand; – higher levels of remodeling and renovation by domestic chain restaurants; and – more women entering the workforce helping create higher levels of disposable income. ▪ More than 45% of today's food dollar is spent away from home; almost half of all American adults are restaurant patrons on a typical day.
Heavy construction, general contracting, light commercial construction, energy exploration and production, infrastructure, equipment rental, duty-cycle, dockside, dredging, industrial, utility services, oilfield services, and material-handling applications.	Hitachi Construction Machinery Co. Kobelco Liebherr-Werk Ehingen Mannesman Dematic National Crane Sumitomo/Link Belt Terex	▪ Industry leader in new product development. ▪ The best recognized brand in the lattice-boom crane industry. ▪ Leading share of lattice-boom crane market based on product performance, reliability, and versatility. ▪ Low-cost producer of high-capacity, lattice-boom crawler cranes. ▪ Large installed base of cranes provides strong aftermarket opportunities. ▪ Manitowoc cranes command the industry's highest resale values.	▪ TEA-21 will continue funding $217 billion of highway and infrastructure construction through 2003. ▪ The average high-capacity liftcrane is more than 25 years old; an active replacement cycle affecting 15,000 cranes continues in North America. ▪ Rising oil prices and electrical power shortages are driving demand throughout the energy sector for additional refining and generating capacity.
Great Lakes maritime market, U.S. and Canadian fleets; inland waterway operators; government, military, and research operations; plus oceangoing vessels that transit the St. Lawrence Seaway and the Great Lakes.	Alabama Shipbuilding & Drydock Bender Shipbuilding & Repair Bollinger, Lockport & Larose Fraser Shipyards, Inc. Friede, Goldman Halter Port Weller Drydocks	▪ Operates more than 60% of the U.S. drydocks serving the Great Lakes, including the largest graving dock. ▪ Yards strategically located on the Great Lakes' major shipping lanes. ▪ Adept at all phases of shipbuilding and ship repair for freshwater and saltwater vessels. ▪ Operates the best-equipped facilities with the most experienced workforce of any U.S. Great Lakes shipyard.	▪ Continued increase in demand for ship repair, maintenance, conversion, and new-construction services driven by: – longer shipping seasons; – an aging and consolidating Great Lakes fleet; – continued high utilization of the existing fleet; and – requests to automate the existing Great Lakes fleet to boost operating efficiency and reduce shore time.

"Worldwide, the foodservice industry is consolidating and moving in new directions. Our challenge is to engineer our business to take full advantage of those changes."

The professional's choice. Kolpak walk-in refrigerators and freezers (background) and McCall reach-in refrigerators (foreground) are both part of a growing line of foodservice equipment aimed at answering all of a restaurant's "cold-side" needs.

Tim Kraus, President



Manitowoc Foodservice Group

Manitowoc specializes in the "cold-side" of the industry, in both food- and beverage-cooling. Our acquisitions and innovations since the mid-1990s have made our Foodservice segment a leader in the market. Our 1995 acquisition of the Shannon Group, for example, brought us Kolpak, the most popular brand of walk-in refrigerators and freezers, and a strong position in the quick-service restaurant market. In 1997, the acquisition of SerVend gave us a leading position in the convenience-store segment and in beverage-dispensing equipment. The acquisitions of Kyees Aluminum and what is now Manitowoc Beverage Systems in 1999 enabled us to build and distribute complete drink systems through the bottler channel.

In 2000, we continued to add to our value through acquisitions. Our purchase of Harford Duracool brought us a line of products that complement those made by Kolpak and a manufacturing facility that is ideally located to serve the East Coast market. BESCO, one of the leading distributors of



Restaurant Industry Food & Drink Sales ($ Billions)	America's Changing Workforce (Millions of Women)	Disposable Personal Income ($ Billions)
The restaurant industry is one of America's most vibrant industries. Food and drink sales are forecast to reach $399 billion in 2001, and are projected to climb to $577 billion by 2010. *Source: National Restaurant Association*	With more women continuing to enter the workforce, over 70% of all American families have dual incomes. As a result, consumers are spending a growing portion of their food dollar in restaurants. This figure is forecast to reach 45.8% in 2001. *Source: Bureau of Labor Statistics*	As disposable personal income continues to grow, Americans are dining out more frequently. On a typical day 44% of all adults are restaurant patrons. *Source: Bureau of Economic Analysis*

beverage-dispensing equipment in the Midwest, allows our beverage systems business to serve customers across the country. Our acquisition of Multiplex, which manufactures soft-drink as well as beer dispensing equipment, further expands our market potential.

Acquisitions and joint ventures also helped us put down roots in international markets. In 1995, we opened an ice-machine manufacturing facility in China, a market that, within a decade, could match the size of the U.S. market. Our acquisition of a 50% ownership in the Italian ice-machine company F.A.G. in 1998 provides a strong foundation for growth in Europe. Blue Star, our Kolpak licensee in India, began production of walk-in refrigerators for the Middle Eastern and Asian markets this past year.

Solutions for a Changing Market
Our wide range of products and global reach give us the resources required to answer our customers' needs—with



Foodservice
INNOVATION

The new generation.
The most advanced ice/beverage dispensing system available today, our new QuietQube® CVD® ice machine in combination with a SerVend beverage dispenser can produce up to 1,750 pounds of ice per day, while delivering crisp, full-flavored fountain beverages thanks to our innovative cold carbonation technology.

innovative, high-value solutions. In the U.S., over the coming decade, food and beverages consumed away from home will, for the first time, account for a greater share of the food dollar than the food purchased in grocery stores. To capitalize on this trend, restaurants, convenience stores, institutions, and others are increasingly seeking new, strategic relationships with their suppliers. They are looking for companies that can help them improve productivity, implement new concepts, meet new regulations, and grow profitably.

We're delivering what they want. To operate more efficiently, many customers are standardizing their operations and reducing the number of suppliers they work with. We're responding by combining ice machines, beverage systems, refrigeration equipment, dispensing valves, and other products to offer fully integrated system solutions. We're also helping customers get the most from every square foot of space. Kolpak's pre-assembled walk-in refrigerators, for example, free floor space for more profitable uses by moving cold food storage outside the restaurant.



2000	**2000**	**2000**
More in store. Two new flake ice machines will enable us to expand our presence in the health care and grocery-store markets. Flake ice machines account for about 10% of the ice-machine market.	**World-class.** SerVend's growing line of counter-electric beverage dispensers will enable us to compete more effectively in international foodservice and beverage markets.	**Reaching new markets.** Recently introduced Koolaire™ reach-in refrigerators and freezers are complemented by a line of under-counter refrigerators and refrigerated sandwich/salad prep tables.

To help build sales, major restaurant chains are increasingly renovating their existing locations, adding new menu items, and launching new dining concepts. Restaurants and convenience stores are also moving beverage centers up front to allow customers to serve themselves. Our innovative Cool Vapor Defrost® (CVD) ice machines, new ice/beverage dispensers from SerVend, and the backroom beverage equipment provided by Manitowoc Beverage Systems help us meet this trend. By taking the compressor out of the ice machine, CVD technology dramatically reduces noise, heat, and floor space requirements and helps bring ice and beverage service into the dining room. In 2000, we expanded our line of CVD products. One of our new models, the Q-1400, received the "Best in Class" Innovation and Technology Award from Taco Bell.

Food safety is a growing concern. We've responded with patented self-cleaning ice machines. New combination ice/beverage dispensers feature a breakthrough design that allow restaurant workers to maintain the dispenser without removing the ice machine, which saves hours of maintenance time and promotes better cleaning practices. McCall's cold food preparation tables, which comply with the stringent NSF-7 regulations, help customers meet stricter food-handling requirements.

ALE

New growth on tap.
Our acquisition of Multiplex, which manufactures soft-drink and beer dispensing systems, brings us closer to our goal of providing a comprehensive array of beverage equipment and services.

Foodservice

ACQUISITION

New Ways to Grow

Innovation has expanded our share of existing markets and opened new ones. We recently introduced two machines that produce flaked ice. Typically used in grocery stores as well as hospitals and other health care facilities, flakers account for approximately 10% of the overall market and give us another way to build our business.

We're also building our business by being easier to do business with. We work hard to stay close to our customers— before and after the sale. Formal surveys capture the voice of the customer, and their input guides new-product development. We also understand the importance of service and have developed the industry's best technical training network. In 2000, more than 14,000 technicians attended factory sponsored training in the U.S., China, and Italy. The extranets we are building give customers access to information on inventories, warranties, training, and service histories by serial numbers and more. Soon, we'll provide convenient, single-invoice billing for virtually all of a customer's food- and beverage-cooling equipment purchases.

2000	2000	2000
		
Drawing more customers. The acquisition of Multiplex broadened our line of beverage equipment to include long-draw soft-drink systems often found in quick-service restaurants and movie theatres.	**Coast-to-Coast.** With the acquisition of BESCO, Manitowoc Beverage Systems became the largest wholesale distributor of beverage equipment accessories and supplies. MBS provides logistic and supply solutions to the bottling industry.	**Building our presence.** Harford Duracool not only expanded our line of walk-in refrigerators and freezers, but enabled us to more efficiently supply walk-in refrigerators to customers on the East Coast.

Along with finding new ways to improve our service and leverage customer relationships, we've found new opportunities to improve our productivity and profitability. In 2000, we invested more than $8.9 million to upgrade and expand our production facilities. With these improvements in place, we have gained even greater economies of scale in materials management and manufacturing. More improvements are on the way. Demand flow manufacturing will be introduced across the majority of our foodservice operations. Standardized engineering software allows all of our operations to share data and specifications and link their products into complete systems.

Moves like these will help us continue to outperform our industry. Our acquisitions, innovations, and improvements will help us increase our sales, our presence in our global markets, and our profits. We have plenty of room to grow.

"Recently, a crane operator came up to me and said 'look at this.' He'd tattooed our trademark on his arm. You can't buy brand loyalty like that — you can only build it."

Lifting sales.
Manitowoc Cranes' worldwide reputation for reliability, low operating costs, and easy maintenance helped it win the order to equip a new high-speed bulk-handling terminal on Brazil's Atlantic Coast. Two Model 2250 cranes, mounted on gantries, operate around-the-clock, handling up to 25 tons of bulk commodities per bucket load.

Rob Giebel, President



Manitowoc Crane Group

Manitowoc is the most respected name in the crane business—and one of the best known names in the entire construction-equipment industry. Our goal is to strengthen our brand, with innovation and acquisitions as keys to that effort.

In 2000, we made progress on both fronts. Early in the year, we acquired Pioneer Holdings, the second boom-truck company we've acquired in the last three years. The addition of Pioneer expands our boom-truck product line to 48 different models, the most complete product range in the industry. We also gained Pioneer's innovative X-type outrigger system, which provides a high degree of stability and a full 360 degrees of rotation without any reduction in lifting capacity.

After we acquired Pioneer, we consolidated it with our other two boom-truck companies—Manitex and USTC—to create the Manitowoc Boom Trucks brand. The new name demonstrates our commitment to boom trucks and clearly identifies them as part of the Manitowoc family of high quality lifting products. At the same time, the consolidation



Incoming Order Rates ($ Millions)	New Product Impact on EVA ($ Millions)
Manitowoc continues to reduce the lead times for its cranes, which enables us to receive an order, assemble, and deliver a crane within the same quarter.	As Manitowoc Cranes continues to drive its markets with a growing slate of innovative products, its new cranes and attachments have been key contributors to EVA.

allows us to make the most productive use of our investments in everything from engineering systems to advertising. We can standardize and streamline our purchasing and logistics. Our sales representatives are able to sell a wider range of products—and stay closer to their customers. We'll capitalize on the reputation of the Manitowoc brand.

50 Elephants

In May, we added to that reputation when we introduced the Model 999 lattice-boom crane at the Intermat trade show in Paris. The international location was appropriate, because the Model 999 is the first crane we've produced that meets the international three-meter shipping width standard. While it's capable of lifting 275 tons—the equivalent of 50 African elephants—or placing loads more than 400 feet high, it can be transported on any major highway in Europe or North



Cranes
INNOVATION

Global leader.
The first Manitowoc crane designed to meet the international three-meter shipping width standard, the Model 999 has become the fastest-selling crane in Manitowoc's history.

America. Fully interchangeable crawlers that mount on either side of the crane—an industry first—make the 999 easier to set up and increase its reliability. And because the Model 999's boom is interchangeable with other recent Manitowoc models, customers can obtain new equipment at a lower cost.

All of these benefits, combined with our EPIC® electronic control system and FACT™ self-erecting technology, made the Model 999 the most popular new crane in our history. We sold more than 80 of these units in their first seven months on the market. Much of the credit for this phenomenal success should go to our customers. For a long time, we have worked to understand—and meet—our customers' needs. We intensified these efforts even more in the development of the Model 999. A team of customers, distributors, and our own sales and engineering professionals—the Triple Nine Navigators—guided the design of the crane and gave us valuable feedback at every step of its development. The result is a crane that meets the demands of today's markets and helps customers adapt to future changes.



2000

Innovation in product. During 2000, Manitowoc Cranes introduced several new attachments, including the MAX-ER™ 2000, which boosts the capacity of its Model 2250 from 300 to 500 tons, while providing over 600 feet of reach.



2000

Innovation in process. Investing in robotic welding equipment to streamline its manufacturing and enhance product quality has enabled Manitowoc Cranes to achieve productivity gains of up to 500%.



2000

Innovation in product support. CraneCARE is a comprehensive aftermarket product support system that Manitowoc launched in 2000. An all-encompassing program, CraneCARE includes OEM parts, field service, technical support, technical documentation, and computerized crane application programs.

Our markets are changing. In addition to seeking products that can be mobilized worldwide, a growing number of customers are looking for more specialized cranes as well as innovative ways to upgrade their existing equipment. They also are looking for improved training, service, and support.

We're meeting these demands. One example is our new CraneCARE℠ comprehensive product support system, which includes service, training, parts, technical support, lift planning, and documentation. Soon, we'll introduce a state-of-the-art mobile training simulator to allow operators to hone their skills and safely learn new techniques. Providing such full support for the life of our products, which can span decades or even generations, adds to the value of our cranes, and gives our customers an important reason to choose our products.



Cranes

ACQUISITION

X-tra opportunities.
With the acquisition of the Pioneer product line, which features an innovative radial (X-type) outrigger design, Manitowoc now offers the widest array of boom trucks in the industry.

Tomorrow, the World

At the same time, we are attacking internal barriers to good service. We've combined our purchasing and aftermarket sales and service activities into a single team to speed internal communications and give our customers faster answers. We doubled the size of our training staff and expanded the training provided to our customers. We also have begun to develop a regional network of service technicians and parts warehouses worldwide. Improving our international distribution will be a priority in 2001.

Wherever customers use our cranes we want them to perform exactly as specified—the first time and every time. To reach that goal, we now completely assemble every lattice-boom crane and put all of its systems through hours of rigorous performance tests before any crane leaves the factory. Then we ship each crane's components in a manner that makes them easy to reassemble. We even provide photographic documentation of the new crane being assembled and tested, to provide the owner a "birth certificate."

1987	1998	2000	2000
	**USTC** Incorporated		**Manitowoc** *Boom Trucks*

The power of three. Following the acquisition of Pioneer, we rebranded and rationalized our three boom-truck product lines under the Manitowoc trademark. We now produce 48 different models of boom trucks on four distinct platforms.

Our objective is to be as innovative in building our brand as we are in designing and building our products. In addition to introducing one new crane each year, we also introduce major attachments. In 2000, we introduced two MAX-ER™ attachments that improve the capacity of our Model 2250 and 21000 cranes. New luffing jibs for our Model 222 and 21000 cranes add to their flexibility in the field. New boom trucks will feature standardized controls to make them easier to operate as well as enhancements to improve their reach and lifting capabilities. In addition, new remote control systems will allow boom-truck operators to work more safely and have the best view of the work they are performing.

In both our products and our service, we're moving to increase the pace of innovation. In addition to another new crane platform, we plan at least five major product upgrades in 2001, all designed with input from customers, to deliver the benefits they're looking for. We'll also continue to expand our job-site service offerings—whether it's supplying the right lube or providing sophisticated technical support. When it comes to cranes, we want to mean everything in the world to our customers.

"Marinette Marine is a perfect fit. Our acquisition of this company brings us new markets, new customers, and new opportunities to grow—in the Great Lakes and beyond."

Marine
INNOVATION

Launching a new era of growth. With the experience gained in building the double-hull tank barge *S/R New York* (formerly the *Seneca*), our Marine business should benefit from the Oil Pollution Act of 1990, which requires that all petroleum transported in U.S. waters must be carried in double-hulled vessels by 2015.

Tom Byrne, President



Manitowoc Marine Group

20

The combination of Marinette Marine with Manitowoc Marine Group creates the largest and most comprehensive shipbuilding and ship-repair organization on the U.S. Great Lakes. What's more, the two businesses complement one another perfectly. While we have concentrated on the repair, maintenance, and construction of commercial vessels, Marinette Marine is best known for its construction work for military and research customers. We can combine Manitowoc's outstanding steel fabrication and repair capabilities with Marinette's skill and expertise in outfitting. We'll benefit from the proven skills and experience of Marinette's engineering staff, while we can provide the financial resources required to pursue larger contracts and fund new growth. Of course, we'll also gain new economies—and efficiencies—of scale in purchasing, marketing, and support services.

No one else comes close to our market-leading position on the Great Lakes. And with annual revenues expected to



Serving Industrial America
(Length of Sailing Season—Days)

365
292
219
146
73

1995 1996 1997 1998 1999 2000

Because low water levels reduced the tonnage that ship operators could carry per sailing, the U.S. flag fleet sailed 363 days in 2000 to achieve its cargo commitments. This was the longest sailing season ever recorded in Great Lakes maritime history, excluding the Year-Round Navigation Demonstration Program of the 1970s.

Source: Lake Carriers Association

U.S. Flag Fleet Efficiency
(Millions of Tons Hauled)

125
100
75
50
25

1995 1996 1997 1998 1999 2000

The U.S. flag fleet, which consists of 69 vessels and integrated tug/barges, is the lowest-cost and most-efficient method for transporting bulk commodities, such as iron ore. During 2000, the fleet hauled 113 million tons of bulk cargo, despite another year of near-record steel dumping by foreign producers.

Source: Lake Carriers Association

approach $160 million, we have what it takes to become one of the leading builders of mid-sized ships in the country. In December, shortly after joining Manitowoc, Marinette Marine launched the 225-foot U.S. Coast Guard cutter *Maple*, the seventh ship in a series of 14 seagoing buoy tenders being built by the company. Marinette also is a member of one of three teams competing to replace all of the Coast Guard's larger deepwater vessels.

New Opportunities
We have other opportunities beyond the Great Lakes as well. The Oil Pollution Act of 1990 requires that all petroleum transported in U.S. waters must be carried in double-hulled vessels by 2015. In 2000, we proved that we could build such vessels successfully, when the new 504-foot, double-hull ExxonMobil tank barge *S/R New York* (formerly the *Seneca*) began serving East Coast ports.

The Marine Transportation Study Act of 1999, which emphasized the need to invest in the nation's harbors and



A proud tradition. Throughout its 57-year history, Marinette Marine has constructed more than 1,300 ships, including five new U.S. Coast Guard Juniper Class seagoing buoy tenders, like the one shown here.

Marine
ACQUISITION

waterways, has spurred new interest in dredging. We've responded with a number of specialized vessels. After delivering the world's largest dipper dredge in 1999, we delivered a new cutterhead dredge in 2000 and began work on a self-propelled, 5,000-cubic-meter hopper dredge that is scheduled for delivery in 2001. The hopper dredge is the 49th vessel we have built for Great Lakes Dredge and Dock—a relationship that dates back to 1906.

The ability to build such long-term relationships with customers rests on our industry-leading inspection, repair, and maintenance services. Although lower water levels and higher fuel costs hurt the profitability of Great Lakes carriers and caused them to defer some projects, our marine revenues reached record levels in 2000. Our skills and experience help carriers ensure that their aging vessels can pass mandatory five-year inspections. We also help them automate their vessels to improve efficiency and reduce labor costs.

We now account for the vast majority of the shipyard capacity on the U.S. Great Lakes, and we'll use those



1998

Engineered for efficiency. The automated cargo-handling and ballasting systems developed by Manitowoc Marine Group help carriers enhance efficiency, cut operating costs, and reduce shore time for their vessels.



1999

Beyond the Great Lakes. Delivered four months ahead of schedule in 1999 and brought into service in 2000, the *S/R New York* carries 140,000 barrels of refined petroleum per sailing to ports along the Atlantic Seaboard.



2000

Ready to serve. Combining the facilities and expertise of Manitowoc Marine Group and Marinette Marine will enable us to enter new markets and build a wider variety of vessels, including "hotel" barges for the U.S. Navy.

assets productively. Recent capital improvements at our Bay Shipbuilding facility in Sturgeon Bay, Wisconsin, include a new blast and prime paint line, which dramatically improves the efficiency and quality of our painting operations. At our Toledo, Ohio, facility, a new plasma steel-cutting machine boosts our fabricating capability and reduces waste. New engineering software provides three-dimensional viewing of a ship's design, to help make sure that components will fit together smoothly before they are fabricated. We've also experimented with innovative construction techniques. Building an entire dredge hull in our fabrication shop, for example, helped us complete the project faster and allowed us to use our graving dock for other work.

Now, we'll be able to spread such innovations across a wider base. We can share our best practices, better support new investments in engineering and technology, and harness the capabilities of all four of our shipyards to take on new projects while we serve our long-term customers. Established in 1902, shipbuilding is Manitowoc's oldest business. The moves we've made will help ensure that our second hundred years will be as exciting and rewarding as the first.

The Right Moves in Building Value—Manitowoc and EVA®

The ability to generate cash is one of our greatest strategic advantages. In 2000, we generated more than $63 million in cash from operations, which enabled us to fund acquisitions, invest $6.7 million in the research and development of innovative new products, continue to strengthen our manufacturing operations, add new service capabilities, and repurchase our stock.

Our ability to generate cash rests on our commitment to Economic Value-Added, or EVA. EVA defines value creation as the return a business generates over and above the cost of capital. Building value means operating our businesses more efficiently without using additional capital, investing capital in projects that earn more than the cost of the capital, or diverting capital from activities that do not meet the required cost of capital.

We have managed our business according to EVA principles since 1993, and we've made it part of our culture. Currently, most of our managers and more than 25% of our entire workforce are compensated at least in part based on our EVA targets. Our ultimate goal is that all employees will receive incentive compensation or retirement plan contributions based on our EVA results.

Glen E. Tellock



Senior Vice President
& Chief Financial Officer

EVA encourages people to think like owners of the company and helps guide our decision-making. Looking at how much value is created after deducting the cost of capital quickly shows whether an investment is worthwhile.

Following EVA principles doesn't mean that we won't spend money on our operations. But it does mean that we'll spend it wisely. One of the best examples is putting demand flow technology into place at our ice-machine operations. Making the change took a number of months, and the cost totaled more than $2.1 million. But the move will improve our EVA by reducing inventories, cutting manufacturing lead times, and improving quality and customer satisfaction. In the ice bin storage line alone, annual inventory savings totaled a half-million dollars. We expect that the new technology we're investing in our crane operations will provide similar benefits. We're putting our money where it will do the most good in order to increase our margins and minimize the amount of capital required to run our operations.

In 2000, we reported $35.4 million in EVA. We didn't surpass the record of $43.2 million we reported in 1999 due to the economic slowdown during the second half of the year. EVA also was affected by the capital investments made in our businesses during the slowdown. However, we're confident that these short-term costs will yield substantial long-term gains.

We will continue to follow EVA principles as we move ahead. We have the financial discipline and the cash flow to do the things we want to do—innovate, acquire, invest, and grow. We'll continue to build value in all our segments for our shareholders.



EVA Performance
($ Millions)

48
36
24
12
0
-12

1993 1994 1995 1996 1997 1998 1999 2000

Manitowoc generated $35.4 million of EVA in 2000, its second-highest total since adopting this financial measure in 1993. Since 1995, Manitowoc has generated nearly $145 million of economic value for its shareholders.

Market Capitalization
($ Millions)

1,000
800
600
400
200
0

1993 1994 1995 1996 1997 1998 1999 2000

As Manitowoc has generated consistently positive EVA, its market capitalization has advanced accordingly.



Sources of Cash 1995–2000
($742 Million)

■ Cash flow from operations	45%
■ Borrowings	36%
■ Debt proceeds	12%
■ Proceeds from sale of fixed assets	3%
■ Working capital reductions	2%
■ Other	2%

Cash flow from operations, borrowings, and debt proceeds represented 93%, or approximately $690 million, of the cash Manitowoc sourced between 1995 and 2000.

Uses of Cash 1995–2000
($742 Million)

■ Acquisitions	53%
■ Debt paydown	23%
■ Capital expenditures	11%
■ Stock repurchases	7%
■ Dividends	6%

Acquisitions, debt paydown, and capital expenditures, which totaled approximately $646 million, represented the top three uses of Manitowoc's cash between 1995 and 2000.



Working Capital
($ Millions)

39
26
13
0
-13
-26

1995 1996 1997 1998 1999 2000

As part of its focus on EVA, Manitowoc is continually striving to reduce its working capital.

Cash Gap
(Days)

100
80
60
40
20
0

1995 1996 1997 1998 1999 2000

Manitowoc's continuing improvement in reducing its cash gap demonstrates its ability to manage working capital at its most-efficient levels while still growing revenues.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes appearing in this annual report.

Overview The Manitowoc Company, Inc. (referred to as the "company," "MTW," "we," "our," and "us") is a leading manufacturer of engineered capital goods and support services for selected market segments which today include Foodservice Equipment, Cranes and Related Products, and Marine. The centerpiece of our efforts is and will continue to be providing high-quality, customer-focused products and services to the markets we serve in a manner that continuously adds economic value to MTW for our shareholders.

In the context of providing high-quality, customer-focused products and services to our customers and creating economic value for our shareholders, we have established the following goals to be achieved by the end of 2002. Crucial to the achievement of these goals has been and will continue to be new-product innovation plus business and product line acquisitions.

2002 Goals

Reach $1.3 billion in sales.
Generate 80% of revenues from new products/models introduced or acquired since 1998.
Be EVA® accretive in each business unit each year.
Supplement core businesses with strategic acquisitions.
Continue to make global expansion a key priority.
Pursue ISO quality certification for all non-marine operations.

On our way to realizing the goals set forth above, we are proud to highlight a few key achievements during 2000:

- We posted record 12-month revenues of $873.3 million in 2000 with the increase over 1999 coming from newly acquired businesses.
- We completed five acquisitions during 2000 for an aggregate cost of $99.0 million—with at least one acquisition being completed in each of our segments.
- We generated $63.0 million in operating cash flows that were used to reinvest in our businesses through capital expenditures of $13.4 million, to repurchase 1.9 million shares of MTW stock, and to complete the acquisitions.
- We invested $2.6 million in manufacturing process improvements and growth initiatives as well as $6.7 million in research and development that led to the launch of several new products in each segment.
- A total of $35.4 million of EVA was generated during the year.
- We reduced our cash gap during the year from 50 days in 1999 to 47 days at the end of 2000.

The following discussion and analysis covers the key drivers of our results for 2000. First, we provide an overview of our results of operations for the years 1998 through 2000 on a consolidated basis and by business segment. The following sections contain a discussion of new acquisitions, liquidity and financial condition of MTW, and our market risk management techniques. Lastly, we provide a discussion of contingent liability issues, impact of accounting changes, and cautionary statements.

Results of Operations
Consolidated

In Thousands:	2000	1999	1998
Net sales[1]	$873,272	$824,339	$703,920
Cost of sales	637,538	590,627	508,299
Gross profit	235,734	233,712	195,621
Engineering, selling & administrative expenses	114,901	107,369	98,120
Amortization	8,181	7,392	4,881
Operating income	112,652	118,951	92,620
Interest expense	(14,508)	(10,790)	(9,741)
Other expense	(2,024)	(2,155)	(1,467)
Earnings before taxes	96,120	106,006	81,412
Income taxes	35,852	39,222	30,032
Net earnings	$ 60,268	$ 66,784	$ 51,380

[1]During 2000, we reclassified certain boom-truck costs formerly reported as a component of net sales to cost of sales, due to the implementation of Emerging Issues Task Force (EITF) No. 99-19, "Reporting Revenues Gross as a Principal versus Net as an Agent." As a result, sales and cost of sales were increased in the Crane segment by $18.8 million and $9.1 million in 1999 and 1998, respectively.

Net sales increased 5.9% in 2000 to $873.3 million from $824.3 million in 1999. This increase was driven by acquisitions. Net sales in 1999 increased 17.1% compared to 1998. This increase was caused half by internal growth and half from acquisitions made since 1997.

Gross profit as a percent of net sales declined in 2000 to 27.0% from 28.4% in 1999 and 27.8% in 1998. The decline in 2000 was due to decreased volumes in our Foodservice and Crane segments, inefficiencies caused by current year investments in manufacturing process improvements, increased project work in the Marine segment, and by lower gross margins on businesses acquired in 2000 and 1999. The 1999 increase in gross margin versus 1998 was due to higher volumes in all three segments, synergies achieved in the realignment of the two groups within the Foodservice segment, and productivity improvements achieved within the Crane segment.

Engineering, selling, and administrative expenses were maintained during 2000 at 13.2% of net sales versus 13.0% and 13.9% of net sales in 1999 and 1998, respectively. The maintenance of this ES&A ratio in 2000 was due to the flexibility of our fixed cost structure and our resulting ability to control costs in light of lower volumes. We successfully maintained this cost ratio during 2000 notwithstanding our completion and assimilation of five acquisitions and the investigation of several others. The decrease in ES&A as a percent of sales in 1999 versus 1998 was achieved through continuing cost controls in all three segments as well as the implementation of operating efficiencies within the Foodservice and Crane segments.

Amortization expense of $8.2 million during 2000 increased 10.7% over the $7.4 million reported in 1999. Amortization expense in 1999 increased 51.4% over the $4.9 million recorded in 1998. This increase in amortization expense in 1999 and 2000 is the result of the additional goodwill recognized related to the eight acquisitions completed since the beginning of 1998.

Our operating income in 2000 of $112.7 million, or 12.9% of net sales, decreased 5.3% versus the $119.0 million, or 14.4% of net sales, reported for 1999. Operating earnings for 1999 were 28.4% higher than the $92.6 million, or 13.2% of net sales, reported for 1998.

Interest expense during 2000 of $14.5 million was 34.5% higher than the amount recorded during 1999. Interest expense of $10.8 million in 1999 was 10.8% higher than the $9.7 million recorded in 1998. This increase in interest expense during 1999 and 2000 was due to a combination of the additional debt incurred to fund acquisitions and to repurchase 1.9 million shares of MTW stock during 2000. The effec-



Gross Profit
($ Millions)

250

200

150

100

50

1995 1996 1997 1998 1999 2000

Although gross profit improved in 2000, the degree of improvement was affected by the economic slowdown experienced by our Foodservice and Crane segments in the second half of the year.

tive interest rate paid on all outstanding debt as of December 31, 2000, 1999, and 1998 were 6.9%, 6.7%, and 6.3%, respectively. These rates remained relatively stable in spite of the rising interest rate environment that began in the middle of 1999. We controlled our exposure to interest rate increases over this period in three ways. First, we effectively used interest rate hedges on variable-rate debt. Second, we benefited from our favorable fixed-rate borrowings. Third, we effectively used alternative borrowing vehicles outside of our existing revolver facility, such as short-term commercial paper borrowings.

The 2000 effective income tax rate was 37.3%, compared to 37.0% in 1999 and 36.9% in 1998. The increase in our effective income tax rate over this three-year period is due to increasing amounts of non-deductible goodwill amortization expense arising from acquisitions.

Sales and Operating Profits

Foodservice Equipment Segment

In Thousands:	2000	1999	1998
Net sales	$425,080	$379,625	$319,457
Operating income	$ 61,368	$ 65,372	$ 52,950
Operating margin	14.4%	17.2%	16.6%

Foodservice segment net sales rose 12.0% to $425.1 million in 2000 compared to 1999 levels. This increase was due exclusively to acquisitions. These acquisitions included: Kyees Aluminum, acquired in April 1999 and included in results for all of 2000, but only part of 1999; Beverage Equipment Supply Company (BESCO), acquired in February 2000; Multiplex Company, Inc., acquired in March 2000; and Harford Duracool LLC, acquired in April 2000. Organic sales growth for the Foodservice segment in 2000 was flat versus 1999 levels.

The 18.8% increase in net sales in 1999 versus 1998 was due to increased demand for ice-cube machines resulting from the introduction of the "Q" series product by Manitowoc Ice and the acquisitions made during the year which included Manitowoc Beverage Systems in January 1999 and Kyees Aluminum in April 1999.

The 6.1% decrease in operating income during 2000 versus 1999 was due to volume decreases in our businesses serving the beverage industry, decreased sales volumes of walk-in refrigerators and freezers, and $1.5 million invested in manufacturing process improvements at our ice-machine and private-label refrigerator manufacturing locations during 2000. The decrease in operating margin in 2000 was due to the reasons mentioned above compounded by the lower operating margins of acquired businesses.

The 23.5% increase in operating income in 1999 over 1998 was primarily due to increased sales volumes and cost reductions achieved in the realignment of the Foodservice segment into groups along market channels.

Cranes and Related Products Segment

In Thousands:	2000	1999	1998
Net sales	$376,250	$389,510	$339,051
Operating income	$ 62,876	$ 64,840	$ 48,116
Operating margin	16.7%	16.6%	14.2%

The 3.4% decrease in Crane segment sales in 2000 was due to decreased domestic sales volumes of lower tonnage units in our lattice-boom crawler crane business. In addition, our boom-truck business experienced decreased sales volumes combined with a shift in boom-truck sales mix toward lower tonnage units.

The 14.9% increase in net sales in 1999 versus 1998 was due to increased sales volumes of medium-to-high tonnage units in the lattice-boom crawler crane business as well as the acquisition of USTC Inc. in November 1998 and increased sales penetration by our boom-truck businesses into the rental industry.

Operating income in the Crane segment declined 3.0% in 2000 primarily due to lower sales volumes and the shift of product sales mix in the boom-truck business toward lower tonnage units. Operating margins remained consistent in 2000 with 1999 levels primarily due to the net effect of deteriorating product margins offset by improved ES&A margins. Gross margins declined during 2000 primarily due to lower sales volumes in all of the segment's businesses, the shift in boom-truck product sales mix toward lower tonnage units, and competitive pricing pressures experienced by the boom-truck business. ES&A margins improved during the year as the segment continued to take advantage of cost reduction synergies within the boom-truck business and cost reduction initiatives implemented amongst all Crane segment businesses.

Operating income in 1999 increased 34.8% primarily due to the USTC acquisition completed in November 1998 and increased sales volumes at each of the segment's businesses. Operating margins improved in 1999 due to the same reasons as noted above.

Marine Segment

In Thousands:	2000	1999	1998
Net sales	$71,942	$55,204	$45,412
Operating income	$ 8,902	$ 7,297	$ 6,978
Operating margin	12.4%	13.2%	15.4%

Marine segment revenues increased 30.3% in 2000 versus 1999. Internal sales growth was 8.3%. Sales growth during 2000 was due to increased project and repair revenues at our traditional facilities during the year and the acquisition of Marinette Marine Corporation in November 2000.

Revenues increased 21.6% during 1999 versus 1998 primarily due to higher amounts of project work and robust levels of repair and maintenance work during the year.

Segment operating income increased 22.0% during 2000 versus 1999 levels due to the acquisition of Marinette Marine in November 2000 and the additional project and repair volumes experienced during the year. Operating margins declined during the year due to the continued shift of revenues toward project work, exacerbated by the acquisition of Marinette Marine, which traditionally has lower margins.

Operating income increased 4.6% in 1999 compared to 1998. This was primarily due to additional volumes in all of the Marine segment's activities including project, repair, and docking services. Operating margins decreased in 1999 due to the shift in revenue mix toward more project work versus 1998 levels.

Management's Discussion and Analysis of Results of Operations and Financial Condition (continued)

General Corporate Expenses

In Thousands:	2000	1999	1998
Net sales	$873,272	$824,339	$703,920
Corporate income (expense)	$ (12,313)	$ (11,166)	$ (10,543)
Percent of sales	(1.4%)	(1.4%)	(1.5%)

Corporate expenses during 2000, 1999, and 1998 were consistent as a percentage of net sales at 1.4% in 2000 and 1999, and 1.5% in 1998. The 10.3% increase in corporate expenses during 2000 was due to $1.1 million of expenses related to unrealized acquisitions. The 5.9% increase in expenses during 1999 was primarily due to increased payroll and travel expenses.

Domestic Market Conditions

In 2000, the United States economy experienced a slowdown during the last half of the year. The state of the U.S. economy, high oil prices, weather, and low water levels on the Great Lakes impacted each of our segments during 2000. Our Foodservice businesses experienced flat internal sales growth; Cranes saw a decline in domestic revenues during 2000 as compared to 1999; while internal domestic sales growth for our Marine segment expanded during the year due to increased project and repair work.

Foodservice— The foodservice industry started 2000 on a strong note. By the end of the first quarter, the ice-cube machine industry was posting year-over-year growth of over 11% with us almost doubling that rate. Interest rate increases, coupled with the unusually cool and wet summer, resulted in an industry that closed 2000 just under 1% ahead of the year prior. Our other foodservice operations (with the exception of the beverage segment) posted similar results.

We believe the fundamentals of the industry are solid. While we expect some slowing in the number of new domestic units being built in the quick-service and lodging segments, there are positive signs for growth in other segments that should offset any slowdown. Those segments include full service, casual dining, and the convenience-store markets. The major oil companies, coming off a period of consolidation and reporting strong financial performance, indicate they will intensify spending in their convenience-store operations in the near-term.

We also see opportunities with existing locations. Many of the chain account locations in the U.S. were built during the eighties and early nineties. As their focus for growth turns from increasing the number of units to increasing same store sales, competition likely will drive remodeling and menu expansion. That bodes well for our entire Foodservice segment.

At Diversified Refrigeration, Inc. (DRI), the demand for high-end domestic appliances continues to grow. While that segment is certainly not recession proof, we have not experienced any of the slowdown seen by other traditional home appliance manufacturers.

Cranes— While the first half of 2000 continued at the brisk industry pace of the last few years, the second half of the year slowed considerably. A combination of interest rate increases and the general economic slowdown had a deteriorating effect on the construction industry as a whole. For Manitowoc's Crane segment, we felt this decrease to the largest extent in our boom-truck business and our smaller tonnage crawler cranes. Large-capacity boom trucks and large crawler cranes were less affected. Crane fleet utilization remains high and contractors continue to report increased quotation activity.

Marine— The Marine segment is continuing its recent growth trends driven most dramatically by the acquisition of Marinette Marine, but also by the aging of the Great Lakes fleet, increased utilization of the vessels driven by lower water levels (more trips with lighter cargoes), and the strength of the dredging market. The Oil Pollution Act of 1990 (OPA-90) is expected to create a strong demand for double-hulled tankers and barges.

International Market Conditions

Our international sales were approximately 9% of total revenues in 2000. This is down slightly from 1999.

Foodservice— The Foodservice segment international sales increased 14% in 2000 with the largest increases occurring in ice machines and commercial refrigeration.

While domestic new-store construction in the quick-service restaurant segment softens, expansion outside the U.S. is intensifying. This is particularly true in Europe and Asia, and to a lesser extent, in Latin America.

In Europe, the economy is finally starting to shake off the doldrums of the past few years. The European Union countries experienced real GDP growth of 3.5% in 2000. With a strengthening euro, the investment climate is once again favorable and the demand for ice is steadily increasing as western-style menus capture a larger audience.

Certain Asian economies also experienced higher economic growth over 1999, generating accelerated investment activity. China in particular is seeing robust growth in both international and newly developed local quick-service restaurants.

Latin America is just beginning to show signs of improved economic conditions. In the past few years, Mexico has become an increasingly important market for the Foodservice segment.

In South America, we have intensified our efforts to establish our Foodservice segment's brands. During the fourth quarter of 2000, we opened a distribution center in Uruguay to serve the MERCOSUR trade region. This should enable us to capture a larger market share as the economies recover.

Cranes— International business was relatively flat in 2000. Segments related to energy, petrochemical, and oil and gas exploration began to show some improvement late in the year. Mainstream crane utilization appears stable and many markets look to general economic expansion in the near term. Energy related users will begin to look toward upgrading equipment fleets over the next several years.

Marine— The Marine segment is primarily focused in the U.S. We continue, however, to prepare and bid vessels for research, patrol, and defense mission profiles to a broad area of foreign governments.

We continue to effectively and quickly complete emergency repairs for foreign flag vessels moving through the Great Lakes. We are also expanding our capabilities to serve our customers by investment in what are already the most effective facilities on the Great Lakes and by increasing our capability to complete dockside and in-voyage repairs.

Acquisitions

Our growth in 2000 versus 1999 was mainly due to the acquisitions that we made during the last several years. Over the past three years, we have completed eight acquisitions and we continue to seek new acquisition candidates in each of our segments. All of the acquisitions described below were funded with cash from our credit facilities in existence at the time of acquisition and recorded using the purchase method of accounting. Each of these acquisitions is included in our Consolidated Statements of Earnings beginning with the date of acquisition.

On March 4, 2001, Manitowoc submitted a binding offer to acquire the Potain cranes subsidiary of Groupe Legris Industries SA. The purchase price of the acquisition will be approximately $300 million (2.15 billion French francs), plus net cash at December 31, 2000, subject to an adjustment for net earnings of Potain for the period from January 1, 2001, to the closing date. The transaction is anticipated to be financed by a new pre-arranged banking facility, which is expected to include both senior and subordinated debt. Completion of the transaction is contingent upon certain events, including receipt of applicable regulatory approvals, completion of notification and consultation process with the applicable works' council (labor union), and final acceptance of the offer by the seller. The transaction is currently expected to be finalized by the end of the second quarter of 2001.

Potain, headquartered in Lyon, France, is a world leader in the design, manufacture, and supply of tower cranes for the building and construction industry. Potain reported sales of approximately $275 million for the year ended December 31, 2000. Manitowoc believes that Potain's share of the global tower crane market is approximately 30%.

2000 Acquisitions—On November 20, 2000, we completed the acquisition of Marinette Marine Corporation, a builder of mid-sized commercial, research, and military vessels located in Marinette, Wisconsin. Marinette had total revenues in 1999 of approximately $100 million. We paid an aggregate price of $66.1 million for all of the outstanding shares of the company, which is net of $18.6 million of cash acquired and includes $0.5 million for direct acquisition costs and the assumption of $17.4 million of liabilities. The preliminary estimate of the excess of the purchase price over the estimated fair value of the net assets acquired is $45.3 million. The purchase price for this acquisition is subject to a post-closing working capital adjustment to be settled in 2001.

On April 7, 2000, we acquired substantially all the net business assets of Harford Duracool, LLC of Aberdeen, Maryland, for an aggregate price of $21.2 million, which includes direct acquisition costs of $0.5 million, assumed liabilities of $1.4 million and the payment of a post-closing working capital adjustment of $0.3 million. Harford had sales of approximately $17.0 million in 1999. The excess of the purchase price over the estimated fair value of the net assets acquired is $15.0 million.

We completed the acquisition of all the outstanding stock of Multiplex Company, Inc., of St. Louis, Missouri, on March 31, 2000. Multiplex, which had sales of approximately $31.0 million in 1999, is a manufacturer of beverage-dispensing equipment. We acquired Multiplex for an aggregate purchase price of $20.5 million, which is net of $3.7 million of cash acquired, and included $0.4 million of acquisition costs and $5.3 million of assumed liabilities. The excess of the purchase price over the estimated fair value of the net assets acquired is $12.7 million.

During 2000, the company also completed the acquisitions of certain assets of Pioneer Holdings LLC, the outstanding shares of Beverage Equipment Supply Company, and the remaining shares of Hangzhou Manitowoc Wanhua Refrigeration Company, the company's Chinese joint venture. The total aggregate consideration paid by the company for these acquisitions was $18.2 million, which is net of cash received and includes direct acquisition costs of $0.2 million and assumed liabilities of $2.8 million.

1999 Acquisitions—We acquired Kyees Aluminum, Inc., a leading manufacturer of cooling components for all of the major suppliers of fountain soft-drink beverage dispensers, on April 9, 1999. Based in La Mirada, California, Kyees is a technology leader in the manufacture of cold plates—a key component used to chill soft drinks in dispensing equipment. The aggregate purchase price paid for Kyees was $28.5 million, which is net of $1.0 million of cash acquired and includes direct acquisition costs of $0.3 million, assumed liabilities of $2.2 million, and includes the payment of a $1.3 million post-closing net worth adjustment. The excess of the purchase price over the estimated fair value of the net assets acquired is $24.1 million.

On January 11, 1999, we completed the acquisition of Purchasing Support Group, renamed Manitowoc Beverage Systems (MBS). MBS is a beverage systems integrator, with nationwide distribution of backroom equipment and support system components serving the beverage needs of restaurants, convenience stores, and other outlets. The aggregate purchase price paid for MBS was $43.7 million, which is net of cash acquired of $0.8 million and includes direct acquisition costs of $0.5 million and assumed liabilities of $5.9 million. The excess of the purchase price over the estimated fair value of the net assets acquired is $34.0 million.

1998 Acquisitions—On November 3, 1998, we purchased Powerscreen U.S.C., Inc. (doing business as USTC, Inc.), based in York, Pennsylvania, for an aggregate price of $51.5 million, which includes $0.5 million of direct acquisition costs, $7.4 million of assumed liabilities, and the receipt of a post-closing net worth adjustment of $2.1 million. USTC builds three proprietary product lines: boom trucks, rough-terrain forklifts, and material-handling equipment. The excess of the purchase price over the estimated fair value of the net assets acquired is $38.0 million.

We acquired a 50% ownership interest in Fabbrica Apparecchiature per la Produzione del Ghiaccio S.r.l. (F.A.G.) of Milan, Italy, a manufacturer of ice machines, on September 9, 1998. This purchase also included an option to purchase an additional 30% ownership over the next five years.



Capital Expenditures
($ Millions)

20
16
12
8
4

1995 1996 1997 1998 1999 2000

The $13.4 million of capital expenditures that Manitowoc made in 2000 included $1.5 million for demand-flow initiatives, $1.5 million for a new evaporator plating line at Manitowoc Ice, and $829,000 for robotic welding equipment at Manitowoc Cranes.

SG&A as a Percent of Sales
(Percent of Sales)

20
16
12
8
4

1995 1996 1997 1998 1999 2000

Despite lower revenues in our continuing businesses and the completion of five acquisitions in 2000, Manitowoc's selling, general, and administrative expense as a percent of sales was only 13.2%.

Liquidity and Capital Resources

Cash flows from operations during 2000 were $63.0 million representing a decrease of 39% from $103.4 million in 1999, and an increase of 11% from the $56.8 million reported in 1998.

The following table summarizes our sources and uses of cash during 2000.

In Thousands:	2000
Sources of cash	
Net earnings	$ 60,268
Non-cash adjustments to income[1]	26,147
Borrowings	106,926
Proceeds from sale of fixed assets	3,481
Exercises of stock options	339
Total	197,161
Uses of cash	
Acquisitions	98,982
Stock repurchases	49,752
Capital expenditures	13,415
Dividends	7,507
Changes in operating assets and liabilities	23,368
Other	251
Total	193,275
Net cash flow	$ 3,886

[1]Non-cash adjustments made to arrive at cash provided by operations include depreciation, amortization, deferred income taxes, deferred finance fees, and loss on sale of fixed assets.

During 2000, there was a net increase in our outstanding borrowings under our existing credit facilities of $106.9 million to $218.9 million at December 31, 2000, from $112.0 million at December 31, 1999. As a result, our debt-to-capital ratio at the end of 2000 reached 48.4% versus 32.5% at the end of 1999. This increase during 2000 was driven primarily to fund the five acquisitions and one joint venture buyout we completed during the year as well as the repurchase of 1.9 million shares of MTW stock.

The $99.0 million spent on acquisitions during 2000 is broken down by segment as follows: $46 million in the Foodservice segment; $49 million in the Marine segment; and $4 million in the Crane segment. Of the total spent, approximately $2.3 million was for acquisition-related expenses.

We completed the repurchase of 1.9 million shares of MTW common stock during 2000 at an average price of $26.42 per share. These shares were repurchased under two separate authorizations from the board of directors for the repurchase of a total of 2.5 million shares. At December 31, 2000, the company had authority to purchase up to 600,000 more shares.

A total of $13.4 million was spent during 2000 for capital expenditures. The following table summarizes 2000 capital expenditures and depreciation by segment.

In Thousands:	Capital Expenditures	Depreciation
Foodservice equipment	$ 8,883	$6,168
Cranes and related products	2,883	2,915
Marine	1,481	437
Corporate	168	352
Total	$13,415	$9,872

We continue to fund capital expenditures to improve the cost structure of our businesses, to invest in new processes and technology, and to maintain high-quality production standards. The level of capital expenditures in the Foodservice segment exceeded that of the other two segments and exceeded depreciation due to this segment's current year investment in new processes such as demand flow technology and its investment in new-product introductions. We believe that this trend in capital expenditures outpacing depreciation will continue in 2001 due to continued implementation of demand flow production technology throughout the segment and continued new-product introductions. We expect that the level of capital expenditures in the Crane and Marine segments will be moderately higher than 2000 levels due to process improvement initiatives, new-product introductions, and the addition of Marinette Marine into the Marine segment.

The net change in operating assets and liabilities, net of the effects of acquisitions, was an increase of $23.4 million. The details of these changes are reflected in the Consolidated Statements of Cash Flows. The primary drivers of the increase were the following:

- $6.6 million increase in accounts receivable in the Crane segment, partially offset by an increased use of our existing receivable factoring program in the Foodservice segment. Our consolidated three-month rolling average days sales outstanding of approximately 34 days, at December 31, 2000, remained consistent with 1999, which was approximately 33 days.
- $8.0 million decrease in accounts payable due to lower inventory levels in our Crane segment at year-end 2000 versus 1999. Inventory levels were down at year-end 2000 most significantly in the Crane segment with an 11% reduction versus year-end 1999 levels.
- $9.0 million decrease in income taxes payable at year-end 2000 due to the current year recognition of the deferred tax benefit associated with the sale of our Peninsula property.

As a primary driver of EVA, we will continue to focus on maximizing our cash flows from operations to attempt to keep the working capital employed in the businesses at the minimum level required for efficient operations.

Shareholders' equity was $233.8 million, or $9.31 per diluted share, at December 31, 2000, versus $232.2 million, or $8.86 per diluted share, at the end of 1999. The increase in shareholders' equity was primarily due to net earnings of $60.3 million and proceeds from the exercise of stock options of $0.3 million, net of the $49.8 million repurchase of MTW common shares and the payment of $7.5 million in common stock dividends during the year.

Cash and marketable securities were $16.0 million at December 31, 2000, compared with $12.0 million at year-end 1999. On April 6, 1999, we increased our revolving credit facility to $300 million from $200 million, and extended the termination date to April 6, 2004. This facility, or other future facilities, will be used for funding future acquisitions, seasonal working capital requirements, additional share repurchase activity, capital expenditures, and other investing and financing needs. We believe that our available cash, credit facility, cash generation from operations, and access to public debt and equity markets will be adequate to fund our capital requirements for the foreseeable future.

Risk Management

We are exposed to market risks from changes in interest rates, commodities, and to a lesser extent, foreign currency exchange. To reduce these risks, we selectively use financial instruments and other proactive management techniques. All hedging transactions are authorized and executed under clearly defined policies and procedures, which prohibit using financial instruments for trading purposes or speculation.

Discussion regarding our accounting policies and further disclosures on financial instruments are included in Notes 1 and 5 of the Notes to the Consolidated Financial Statements.

Interest Rate Risk — We use interest rate swaps to modify our exposure to interest rate movements. This helps minimize the adverse effect of interest rate increases on floating rate debt. Under these agreements, we contract with a counterparty to exchange the difference between a fixed rate and floating rate applied to the notional amount of the swap. Our existing swap contract expires at October 2002.

The interest payments or receipts from interest rate swaps are recognized in net income as adjustments to interest expense on a current basis. We enter into swap agreements only with financial institutions that have high credit ratings, which, in our opinion, limits exposure to credit loss.

At year-end 2000, we had outstanding one interest rate swap agreement with a financial institution, with a notional principal amount of $12.5 million. The effect of this agreement on our interest expense in 2000 was not significant. The fair value of this swap agreement was nominal at December 31, 2000. On that date, the interest rate under this swap agreement was 6.3%.

Commodity Prices — We are exposed to fluctuating market prices for commodities including steel, copper, and aluminum. Each of our business segments is subject to the effects of changing raw material costs caused by movements in underlying commodity prices. We have established programs to manage the negotiations of commodity prices. Some of these programs are centralized within business segments, and others are specific to a business unit. In general, we enter into contracts with our vendors to lock in commodity prices at various times and for various periods to limit our near-term exposure to fluctuations in raw material prices.

Currency Risk — We have limited exposure to foreign currency exchange fluctuations in some of our European and Southeast Asian operations due to the small amount of transactions processed in relation to the total for the whole company and the relative stability of the currencies exchanged. We utilize foreign currency hedges to manage our exposure, when necessary. Use of these instruments and strategies has been modest.

Contingencies

The United States Environmental Protection Agency (EPA) identified MTW as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), liable for the costs associated with investigating and cleaning up the contamination at the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin.

Eleven of the PRPs formed the Lemberger Site Remediation Group (LSRG) and have successfully negotiated with the EPA and Wisconsin Department of National Resources to settle the potential liability at the site and fund the cleanup. Approximately 150 PRPs have been identified as having shipped substances to the site.

The latest estimates indicate that the remaining costs to clean up the site are nominal. Although liability is joint and several, our share of the liability is estimated to be 11% of the total cleanup costs. Prior to December 31, 1996, we accrued $3.3 million in connection with this matter. Expenses charged against this reserve in 2000, 1999, and 1998 were not significant. Remediation work at this site has been completed, with only long-term pumping and treating of groundwater and site maintenance remaining.

Future Accounting Changes

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133." This issuance delayed the effective date of SFAS 133 for us until the first quarter of 2001.

SFAS 133 will require us to record all our derivative instruments, as defined by the Statement, on our balance sheet as assets or liabilities, measured at fair value. Any fair value change will be recorded in net income or comprehensive income, depending upon whether the derivative is designated as a part of a hedge transaction, and if it is, the type of hedge transaction. The initial adoption of this statement will not have a material effect on our net earnings or financial position.

Cautionary Statements for Forward-Looking Information

Statements in this report and in other company communications that are not historical facts are forward-looking statements, which are based upon our current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears within this annual report.

Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words "anticipates," "believes," "intends," "estimates," and "expects," or similar expressions, usually identify forward-looking statements. In addition, our goals should not be viewed as guarantees or promises of future performance. There can be no assurance that we will be successful in achieving these goals.

In addition to the assumptions and information referred to specifically in the forward-looking statements, a number of factors relating to each business segment could cause actual results to be significantly different from what is presented in this annual report including those listed below:

Foodservice — demographic information affecting two-income families and general population growth; household income; weather; consolidations within restaurant and foodservice equipment industries; global expansion of customers; the commercial ice-machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; and the demand for quick-service restaurants and kiosks.

Cranes — market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects throughout the world; growth in the world market for heavy cranes; the replacement cycle of technologically obsolete cranes; and the demand for used equipment in developing countries.

Marine — shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of casualties on the Great Lakes; and the level of construction and industrial maintenance.

Corporate — changes in laws and regulations; successful identification and integration of acquisitions; competitive pricing; domestic and international economic conditions; changes in the interest rate environment; and success in increasing manufacturing efficiencies.

Eleven-Year Financial Summary

Thousands of dollars, except shares and per share data	Calendar			
	2000	**1999**	**1998**	**1997**
Net Sales				
Foodservice equipment	$425,080	$379,625	$319,457	$247,057
Cranes and related products[2]	376,250	389,510	339,051	268,416
Marine	71,942	55,204	45,412	39,162
Total	$873,272	$824,339	$703,920	$554,635
Gross profit	$235,734	$233,712	$195,621	$152,600
Earnings (Loss) From Operations				
Foodservice equipment	$ 61,368	$ 65,372	$ 52,950	$ 36,746
Cranes and related products	62,876	64,840	48,116	34,878
Marine	8,902	7,297	6,978	5,648
General corporate	(12,313)	(11,166)	(10,543)	(8,903)
Amortization	(8,181)	(7,392)	(4,881)	(3,394)
Plant relocation costs	—	—	—	—
Total	112,652	118,951	92,620	64,975
Other income (expense)—net	(16,532)	(12,945)	(11,208)	(7,158)
Earnings (loss) before taxes on income	96,120	106,006	81,412	57,817
Accounting changes	—		—	—
Provision (benefit) for taxes on income	35,852	39,222	30,032	21,394
Net earnings (loss)	$ 60,268	$ 66,784	$ 51,380	$ 36,423
Other Financial Information				
Cash from operations	$ 63,047	$103,371	$ 56,814	$ 43,587
Invested capital (monthly averages):				
Foodservice equipment[3]	$312,842	$274,378	$227,863	$171,647
Cranes and related products	137,562	123,757	96,031	67,596
Marine	14,976	3,416	4,534	6,019
General corporate[3]	14,885	11,520	11,476	11,512
Total	$480,265	$413,071	$339,904	$256,774
Identifiable Assets				
Foodservice equipment[3]	$359,196	$314,982	$254,506	$249,384
Cranes and related products	171,867	165,974	178,470	100,591
Marine	75,757	10,162	7,023	6,426
General corporate[3]	35,710	39,122	41,015	39,967
Total	$642,530	$530,240	$481,014	$396,368
Long-Term Obligations				
Long-term debt	$137,668	$ 79,223	$ 79,834	$ 66,359
Depreciation				
Foodservice equipment	$ 6,168	$ 4,861	$ 4,906	$ 3,613
Cranes and related products	2,915	3,661	4,085	4,044
Marine	437	415	333	256
General corporate	352	384	405	405
Total	$ 9,872	$ 9,321	$ 9,729	$ 8,318
Capital Expenditures				
Foodservice equipment	$ 8,883	$ 8,974	$ 7,415	$ 6,847
Cranes and related products[4]	2,883	3,536	2,945	4,952
Marine	1,481	1,165	1,174	233
General corporate[4]	168	39	144	8
Total	$ 13,415	$ 13,714	$ 11,678	$ 12,040
Per Share[5]				
Basic	$ 2.42	$ 2.57	$ 1.98	$ 1.41
Diluted	2.40	2.55	1.97	1.40
Dividends	.30	.30	.30	.30
Average shares outstanding:				
Basic	24,891,387	25,991,711	25,932,356	25,900,682
Diluted	25,122,795	26,200,666	26,125,067	26,096,529

[1]The company changed its year-end to December 31, effective with the period ended December 31, 1994 (transition period). The prior fiscal year-end ended on the Saturday nearest to June 30.

[2]Net sales for calendar years 1999, 1998, 1997, and 1996 have been restated to reflect the adoption of Emerging Issues Task Force (EITF) 99-19, "Reporting Revenues Gross as a Principal versus Net as an Agent." The impact of this restatement was to reclassify costs formerly reported as a component of net sales to cost of goods sold. The amounts reclassified were $18,848, $9,098, $8,771, and $10,257 for 1999, 1998, 1997, and 1996, respectively. Amounts prior to 1996 have not been restated as the effects are not significant.

1996	1995	Transition Period[1] 1994	Fiscal 1994	1993	1992	1991	1990
$242,317	$113,814	$ 44,996	$ 93,171	$ 81,424	$ 74,175	$ 73,944	$ 74,612
220,821	169,866	70,958	156,253	178,630	155,743	147,554	117,464
47,584	29,469	7,952	25,956	18,504	16,471	14,689	33,752
$510,722	$313,149	$123,906	$275,380	$278,558	$246,389	$236,187	$225,828
$134,641	$ 75,470	$ 31,302	$ 67,924	$ 55,785	$ 54,443	$ 58,062	$ 54,366
$ 33,989	$ 22,729	$ 9,426	$ 21,637	$ 18,311	$ 17,585	$ 17,364	$ 19,387
22,582	3,179	870	2,275	(1,961)	(850)	7,602	5,490
6,197	4,024	(799)	2,447	593	278	(973)	6,497
(7,678)	(6,530)	(3,981)	(5,274)	(5,296)	(6,545)	(5,734)	(6,094)
(3,000)	(250)	—	—	—	—	—	—
(1,200)	—	(14,000)	—	(3,300)	—	—	—
50,890	23,152	(8,484)	21,085	8,347	10,468	18,259	25,280
(8,384)	(32)	169	1,494	582	1,104	2,233	5,077
42,506	23,120	(8,315)	22,579	8,929	11,572	20,492	30,357
—	—	—	—	(10,214)	—	—	—
16,863	8,551	(3,243)	8,536	2,612	3,315	5,060	9,327
$ 25,643	$ 14,569	$ (5,072)	$ 14,043	$ (3,897)	$ 8,257	$ 15,432	$ 21,030
$ 64,514	$ 16,367	$ (330)	$ 36,995	$ 62,700	$ 28,250	$ 6,472	$ 14,210
$ 68,556	$ 32,696	$ 21,979	$ 25,662	$ 26,503	$ 23,555	$ 25,099	$ 19,018
73,246	85,082	81,800	86,288	112,120	137,839	133,777	118,097
7,335	9,579	11,201	13,953	17,497	16,879	14,621	16,206
94,166	12,409	4,818	4,052	2,581	2,025	3,051	6,314
$243,303	$139,766	$119,798	$129,955	$158,701	$180,298	$176,548	$159,635
$ 90,937	$ 90,126	$ 27,828	$ 31,460	$ 29,526	$ 25,608	$ 28,019	$ 24,168
88,174	109,118	88,068	93,823	105,750	138,416	136,995	115,804
10,648	11,369	13,233	16,726	16,720	19,253	18,009	22,683
127,951	114,302	30,336	43,839	56,015	41,829	35,983	50,143
$317,710	$324,915	$159,465	$185,848	$208,011	$225,106	$219,006	$212,798
$ 76,501	$101,180	$ —	$ —	$ —	$ —	$ —	$ —
$ 3,377	$ 1,606	$ 703	$ 1,320	$ 1,187	$ 1,090	$ 812	$ 657
4,260	4,162	2,288	4,211	3,875	4,053	3,691	2,895
600	608	316	681	756	785	792	748
81	80	46	61	44	196	234	431
$ 8,318	$ 6,456	$ 3,353	$ 6,273	$ 5,862	$ 6,124	$ 5,529	$ 4,731
$ 5,110	$ 4,568	$ 3,011	$ 2,300	$ 2,152	$ 1,099	$ 2,797	$ 748
2,816	14,252	528	3,120	8,648	4,047	6,347	3,130
343	383	109	(492)	(463)	500	113	197
127	6	82	414	(39)	(508)	(2,955)	70
$ 8,396	$ 19,209	$ 3,730	$ 5,342	$ 10,298	$ 5,138	$ 6,302	$ 4,145
$ .99	$ .56	$ (.19)	$ .48	$ (.12)	$ .24	$ .44	$ .60
.99	.56	(.19)	.48	(.12)	.24	.44	.60
.30	.30	.15	.30	.30	.30	.30	.30
25,900,553	25,901,342	26,140,122	29,486,006	32,937,933	34,832,861	34,833,356	34,834,217
25,993,848	25,906,769	26,140,122	29,486,006	32,937,933	34,832,861	34,833,356	34,834,217

[3]In 1997, as part of the corporate restructuring, the Shannon acquisition goodwill was transferred to the Foodservice segment.
[4]During 1991, certain assets were transferred from general corporate to the Cranes and Related Products segment.
[5]Per share data and average shares outstanding have been adjusted to reflect the three-for-two stock splits which occurred in 1999, 1997, and 1996.

Consolidated Statements of Earnings

Thousands of dollars, except per share data	2000	1999	1998
			For the Years Ended December 31
Earnings			
Net sales	$873,272	$824,339	$703,920
Costs and expenses:			
Cost of sales	637,538	590,627	508,299
Engineering, selling and administrative expenses	114,901	107,369	98,120
Amortization	8,181	7,392	4,881
Total costs and expenses	760,620	705,388	611,300
Earnings from operations	112,652	118,951	92,620
Interest expense	(14,508)	(10,790)	(9,741)
Other expense—net	(2,024)	(2,155)	(1,467)
Earnings before taxes on income	96,120	106,006	81,412
Provision for taxes on income	35,852	39,222	30,032
Net earnings	$ 60,268	$ 66,784	$ 51,380
Per Share Data			
Basic	$ 2.42	$ 2.57	$ 1.98
Diluted	$ 2.40	$ 2.55	$ 1.97

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

Thousands of dollars, except share data	As of December 31	
	2000	1999
Assets		
Current Assets		
Cash and cash equivalents	$ 13,983	$ 10,097
Marketable securities	2,044	1,923
Accounts receivable, less allowances of $3,037 and $1,803	88,231	62,802
Inventories	91,178	91,437
Other current assets	7,479	2,211
Future income tax benefits	20,592	22,528
Total current assets	223,507	190,998
Intangible assets—net	308,751	232,729
Property, plant and equipment—net	99,940	92,023
Other non-current assets	10,332	14,490
Total assets	$ 642,530	$530,240
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 144,713	$ 141,909
Short-term borrowings	81,000	32,300
Current portion of long-term debt	270	489
Product warranties	13,507	14,610
Total current liabilities	239,490	189,308
Non-Current Liabilities		
Long-term debt, less current portion	137,668	79,223
Postretirement health benefits obligation	20,341	19,912
Other non-current liabilities	11,262	9,621
Commitments and contingencies	—	—
Total non-current liabilities	169,271	108,756
Stockholders' Equity		
Common stock (36,746,482 shares issued)	367	367
Additional paid-in capital	31,602	31,476
Accumulated other comprehensive loss	(2,569)	(814)
Retained earnings	334,433	281,672
Treasury stock, at cost (12,487,019 and 10,658,113 shares in 2000 and 1999, respectively)	(130,064)	(80,525)
Total stockholders' equity	233,769	232,176
Total liabilities and stockholders' equity	$ 642,530	$530,240

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Thousands of dollars	2000	1999	1998
Cash Flows From Operations			
Net earnings	$ 60,268	$ 66,784	$ 51,380
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation	9,872	9,321	9,729
Amortization of goodwill	8,181	7,392	4,881
Amortization of deferred financing fees	672	637	420
Deferred income taxes	7,148	(592)	(5,748)
Loss on sale of property, plant and equipment	274	557	928
Changes in operating assets and liabilities, excluding effects of business acquisitions:			
Accounts receivable	(6,568)	14,057	(6,120)
Inventories	6,402	(4,169)	(18,662)
Other current assets	(17)	3,389	(2,535)
Non-current assets	777	(2,935)	483
Current liabilities	(25,452)	9,914	24,291
Non-current liabilities	1,490	(984)	(2,233)
Net cash provided by operations	63,047	103,371	56,814
Cash Flows From Investing			
Business acquisitions—net of cash acquired	(98,982)	(62,104)	(48,175)
Capital expenditures	(13,415)	(13,714)	(11,678)
Proceeds from sale of property, plant and equipment	3,481	6,491	1,329
Purchase of marketable securities—net	(121)	(89)	(94)
Net cash used for investing	(109,037)	(69,416)	(58,618)
Cash Flows From Financing			
Dividends paid	(7,507)	(7,799)	(7,781)
Proceeds from long-term debt	—	—	75,000
Payments on long-term debt	(1,093)	(11,090)	(65,957)
Proceeds (payments) from revolver borrowings—net	83,319	(16,200)	(600)
Proceeds from issuance of commercial paper—net	24,700	—	—
Debt acquisition costs	—	(574)	(521)
Treasury stock purchases	(49,752)	—	—
Exercises of stock options	339	1,241	355
Net cash provided by (used for) financing	50,006	(34,422)	496
Effect of exchange rate changes on cash	(130)	(18)	2
Net increase (decrease) in cash and cash equivalents	3,886	(485)	(1,306)
Balance at beginning of year	10,097	10,582	11,888
Balance at end of year	$ 13,983	$ 10,097	$ 10,582
Supplemental Cash Flow Information			
Interest paid	$ 11,837	$ 10,137	$ 8,490
Income taxes paid	$ 36,632	$ 41,327	$ 37,108

For the Years Ended December 31

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Thousands of dollars, except shares and per share data	For the Years Ended December 31		
	2000	1999	1998
Common Stock—Shares Outstanding			
Balance at beginning of year	26,088,369	17,304,578	17,269,175
Treasury stock purchases	(1,882,900)	—	—
Three-for-two stock split	—	8,652,289	—
Stock options exercised	68,919	144,177	39,694
Stock swaps for stock options exercised	(14,925)	(12,675)	(4,291)
Balance at end of year	24,259,463	26,088,369	17,304,578
Common Stock—Par Value			
Balance at beginning of year	$ 367	$ 245	$ 245
Three-for-two stock split	—	122	—
Balance at end of year	$ 367	$ 367	$ 245
Additional Paid-In Capital			
Balance at beginning of year	$ 31,476	$ 31,029	$ 30,980
Three-for-two stock split	—	(122)	—
Stock options exercised	126	569	49
Balance at end of year	$ 31,602	$ 31,476	$ 31,029
Accumulated Other Comprehensive Loss			
Balance at beginning of year	$ (814)	$ (212)	$ (192)
Other comprehensive loss	(1,755)	(602)	(20)
Balance at end of year	$ (2,569)	$ (814)	$ (212)
Retained Earnings			
Balance at beginning of year	$ 281,672	$222,687	$179,088
Net earnings	60,268	66,784	51,380
Cash dividends*	(7,507)	(7,799)	(7,781)
Balance at end of year	$ 334,433	$281,672	$222,687
Treasury Stock			
Balance at beginning of year	$ (80,525)	$ (81,197)	$ (81,503)
Treasury stock purchases	(49,752)	—	—
Stock options exercised	675	1,088	448
Stock swaps for stock options exercised	(462)	(416)	(142)
Balance at end of year	$(130,064)	$ (80,525)	$ (81,197)
Comprehensive Income			
Net earnings	$ 60,268	$ 66,784	$ 51,380
Other comprehensive loss:			
Foreign currency translation adjustment	(1,755)	(602)	(20)
Comprehensive income	$ 58,513	$ 66,182	$ 51,360

*Cash dividends per share after giving effect to the three-for-two stock split in 1999 was $.30 per share.
 The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(Thousands of dollars, except share and per share data or where otherwise indicated)

1. Summary of Significant Accounting Policies

Principles of Consolidation   The consolidated financial statements include the accounts of The Manitowoc Company, Inc. (the "company") and its wholly and partially owned domestic and non-U.S. subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates   The financial statements of the company have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures for the years presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

Cash Equivalents   All short-term investments purchased with an original maturity of three months or less are considered cash equivalents.

Marketable Securities   Marketable securities at December 31, 2000 and 1999, included $2.0 million and $1.9 million, respectively, of securities which are available for sale. The difference between fair market value and cost for these investments was not significant in either year.

Inventories   Inventories are stated at the lower of cost or market as described in Note 3. Finished goods and work-in-process include material, labor, and manufacturing overhead costs.

Advance payments from customers are netted against inventories to the extent of related accumulated costs. Advance payments netted against inventories at December 31, 2000 and 1999, were $539 and $202, respectively. Advance payments received in excess of related costs on uncompleted contracts are classified with accrued expenses.

Intangible Assets   Intangible assets consist primarily of costs in excess of net assets of businesses acquired (goodwill). Intangible assets are amortized using the straight-line method over their estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the company annually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors indicate that intangibles should be evaluated for possible impairment, the company uses an estimate of the related business' undiscounted net cash flows over the remaining life of the intangibles in measuring whether the intangibles are recoverable. Intangible assets at December 31, 2000 and 1999, of $308,751 and $232,729, respectively, are net of accumulated amortization of $29,368 and $20,515, respectively.

Property, Plant and Equipment   Property, plant and equipment is depreciated over the estimated useful lives of the assets primarily using the straight-line depreciation method. Expenditures for maintenance, repairs, and renewals of relatively minor items are charged to expense as incurred. Renewals of significant items that substantially extend the capacity or useful life of an asset are capitalized. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income.

Property, plant and equipment is depreciated over the following estimated useful lives:

	Years
Buildings and improvements	40
Drydocks and dock fronts	15–27
Machinery, equipment and tooling	4–15
Furniture and fixtures	10
Computer hardware and software	3–5

Fair Value of Financial Instruments   The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable, and short-term borrowings approximate fair value due to the immediate short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value since either the underlying instrument bears interest at a variable rate that reprices frequently or the interest rate approximates the market rate at December 31, 2000.

The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from financial institutions.

Warranties   Estimated warranty costs are provided at the time of sale of the warranted products, based on historical warranty experience for the related product.

Environmental Liabilities   The company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as information develops or circumstances change. Costs of long-term expenditures for environmental remediation obligations are not discounted to their present value.

Postretirement Benefits Other Than Pensions   The expected cost of postretirement benefits is recorded during the years that the employees render service. The obligation for these benefits and the related periodic costs are measured using actuarial techniques and assumptions, including an appropriate discount rate. Actuarial gains and losses are deferred and amortized over future periods.

Foreign Currency Translation   The financial statements of the company's non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the weighted average exchange rate for the year for statement of earnings items. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity referred to as other comprehensive income (loss).

Derivative Financial Instruments   Derivative financial instruments are used by the company to manage risks associated with interest rate market volatility. Interest rate swap agreements are used to modify the company's exposure to interest rate movements on floating rate debt and reduce borrowing costs. For interest rate swap agreements, net interest payments or receipts are recorded as adjustments to interest expense on a current basis. These activities are subject to established policies which, among other matters, prohibit the use of derivative financial instruments for trading or speculative purposes. In June 1998, the Financial Accounting

Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS 137 and 138, is effective January 1, 2001, for the company. It requires all derivative instruments to be recorded on the balance sheet as assets or liabilities, at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether a derivative is designated and qualifies as part of a hedge transaction and if so, the type of hedge transaction. The adoption of SFAS 133 will not have a significant effect on the company's earnings or its financial position.

Revenue Recognition Revenues and expenses in all business segments are generally recognized upon shipment or completion of service provided, reflecting the time that title and risk and reward of ownership generally are transferred to the customer. Revenues and costs on contracts for long-term projects, however, are recognized according to the percentage-of-completion method, commencing when work has progressed to a state where estimates are reasonably accurate. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to income resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on such contracts are recognized in full when they are identified.

The cost of shipping and handling is included in cost of sales.

During the fourth quarter of 2000, the company adopted Emerging Issues Task Force (EITF) Issue 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent." Net sales amounts have been restated for 1999 and 1998 to reclassify certain Crane segment costs from net sales to cost of sales. The impact of this reclassification was to increase net sales and cost of sales by $3,863, $4,279, and $3,684 in the first, second, and third quarters of 2000, respectively, and increase net sales and cost of goods sold by $18,848 and $9,098 for the years ended December 31, 1999 and 1998, respectively, from amounts previously reported.

Research and Development Research and development costs are charged to expense as incurred and amounted to $6,747, $6,876, and $4,704 in 2000, 1999, and 1998, respectively.

Income Taxes The company utilizes the liability method to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Earnings per Share Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year/period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include the number of additional shares that would have been outstanding if stock options were exercised and the proceeds from such exercise were used to acquire shares of common stock at the average market price during the year/period.

Comprehensive Income Comprehensive income includes, in addition to net income, other items that are reported as direct adjustments to stockholders' equity. Presently, the company's foreign currency translation item is the only item which requires inclusion in the Consolidated Statements of Stockholders' Equity and Comprehensive Income.

Reclassifications Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. Property, Plant and Equipment Property, plant and equipment at December 31 is summarized as follows:

	2000	1999
Land	$ 3,888	$ 3,440
Buildings and improvements	75,430	65,651
Drydocks and dock fronts	21,389	21,675
Machinery, equipment, and tooling	116,950	105,124
Furniture and fixtures	4,628	3,623
Computer hardware and software	11,710	8,795
Construction in progress	3,876	6,044
Total cost	237,871	214,352
Less accumulated depreciation	(137,931)	(122,329)
Property, plant and equipment—net	$ 99,940	$ 92,023

3. Inventories The components of inventories at December 31 are summarized as follows:

	2000	1999
Raw materials	$ 33,935	$ 39,134
Work-in-process	32,914	30,218
Finished goods	45,880	42,352
Total inventories at FIFO cost	112,729	111,704
Excess of FIFO cost over LIFO value	(21,551)	(20,267)
Total inventories	$ 91,178	$ 91,437

Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method for 57% of total inventory for 2000 and 1999. The remainder of the inventories are costed using the last-in, first-out (LIFO) method.

4. Accounts Payable and Accrued Expenses Accounts payable and accrued expenses at December 31 are summarized as follows:

	2000	1999
Trade accounts payable	$ 64,269	$ 59,609
Employee related expenses	13,964	8,473
Profit sharing and incentives	23,280	26,974
Income taxes payable	—	6,877
Customer progress payments	877	3,518
Accrued product liability	8,432	8,219
Miscellaneous accrued expenses	33,891	28,239
Total	$144,713	$141,909

5. Debt Debt at December 31 is summarized as follows:

	2000	1999
Notes payable	$ 75,000	$ 75,000
Industrial revenue bonds	3,619	4,712
Revolver borrowings	115,600	32,300
Commercial paper	24,719	—
	218,938	112,012
Less current portion	81,270	32,789
	$137,668	$ 79,223

(Thousands of dollars, except share and per share data or where otherwise indicated)

On April 6, 1999, the company amended and restated its existing Credit Agreement (Agreement) with a group of banks in order to increase the amount of funds available and extend the maturity date to April 6, 2004. Currently, the Agreement provides for maximum borrowings of $300 million under a revolving line-of-credit and a letter-of-credit subfacility. There were $115.6 million and $32.3 million of borrowings outstanding under the revolving line-of-credit portion of the Agreement at December 31, 2000 and 1999, respectively.

The Agreement includes covenants, the most restrictive of which require the maintenance of various debt and net worth ratios. An annual commitment fee, calculated based upon the company's consolidated leverage ratio, as defined by the Agreement, is due on the unused portion of the facility quarterly. The commitment fee in effect at the end of both 2000 and 1999 on the unused portion of the available credit was 0.15%. Borrowings under the Agreement bear interest at a rate equal to the sum of the base rate, or a Eurodollar rate, at the option of the company, plus an applicable percentage based on the company's consolidated leverage ratio, as defined by the Agreement. The base rate is equal to the greater of the federal funds rate in effect on such day plus 0.5%, or the prime rate in effect on such day. Borrowings under the Agreement are not collateralized. The weighted average interest rate for the borrowings outstanding under the Agreement at December 31, 2000 and 1999, was 7.2% and 7.6%, respectively.

In January 2000, the company initiated a program under which it may borrow up to $25 million through the issuances of commercial paper to be used for general purposes. Borrowings through the program are not collateralized and are fully and unconditionally guaranteed by the company. The company is required to maintain an available unused balance under its Credit Agreement sufficient to support outstanding amounts of commercial paper. There were $24.7 million of commercial paper borrowings outstanding at December 31, 2000, with an average maturity of 27 days and an average interest rate of 7.0%.

On April 2, 1998, the company privately placed $50 million of Series A Senior Notes with Prudential Insurance Company. On October 31, 1998, the company issued, also with Prudential Insurance Company, $25 million in principal amount of Senior Shelf Notes (collectively referred to as the "Notes"). The company used the proceeds from the sale of the Notes to pay down existing borrowings under a term loan and finance an acquisition.

The Notes are not collateralized and bear interest at a fixed weighted average rate of 6.53%. The Notes mature in 12 years after issuance and require equal principal payments annually beginning in 2006. The agreement between the company and Prudential Insurance Company pursuant to which the Notes were issued includes covenants, the most restrictive of which require the company to maintain certain debt ratios and levels of net worth. These covenants are no more restrictive than the covenants made by the company in connection with the aforementioned Credit Agreement.

The company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. At December 31, 2000, the company had outstanding one interest rate swap agreement with a financial institution, having a total notional principal amount of $12.5 million and expiring October 2002. The effect of this agreement on the company's interest rates during 2000 was not significant. Interest expense has been adjusted for the net receivable or payable under this agreement. The fair value of this interest rate swap agreement was nominal at December 31, 2000. The company is exposed to credit losses in the event of nonperformance by the financial institution. However, management does not anticipate such nonperformance.

Industrial revenue bonds relate to the company's obligations on two properties located in Tennessee and Indiana. These obligations are due in monthly or annual installments including principal and interest at rates of 2.7% and 10.0% at December 31, 2000. These obligations mature at various dates through 2004.

The aggregate scheduled maturities of debt and industrial revenue bond obligations as well as projected paydown of the revolving line-of-credit in subsequent years are as follows:

2001	$ 81,270
2002	59,518
2003	250
2004	2,900
2005	—
Thereafter	75,000
	$218,938

On May 28, 1999, the company entered into an accounts receivable sales arrangement with a bank. The company sold $148.0 million and $67.2 million in accounts receivable to the bank under this arrangement during 2000 and 1999, respectively. The company had a $23.1 million and $8.4 million net factoring liability of uncollected accounts receivable due to the bank at December 31, 2000 and 1999, respectively. The cash flow impact of this arrangement is reported as cash flows from operations in the 2000 and 1999 Consolidated Statements of Cash Flows. Under this arrangement, the company is required to repurchase from the bank the first $0.5 million and amounts greater than $1.0 million of the aggregate uncollected receivables during a twelve-month period.

6. Income Taxes Components of earnings before income taxes are as follows:

For the Years Ended December 31	2000	1999	1998
Earnings (loss) before income taxes:			
Domestic	$94,220	$106,234	$81,081
Foreign	1,900	(228)	331
Total	$96,120	$106,006	$81,412

The provision for taxes on income is as follows:

For the Years Ended December 31	2000	1999	1998
Current:			
Federal	$24,418	$36,715	$32,251
State	3,081	3,291	3,424
Foreign	252	(192)	105
Total current	27,751	39,814	35,780
Deferred—federal and state	8,101	(592)	(5,748)
Provision for taxes on income	$35,852	$39,222	$30,032

The Federal statutory income tax rate is reconciled to the company's effective income tax rate as follows:

For the Years Ended December 31	2000	1999	1998
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.3	2.2	2.6
Non-deductible goodwill amortization	1.7	1.4	1.1
Tax-exempt FSC income	(0.9)	(1.2)	(1.1)
Other items	(0.8)	(0.4)	(0.7)
Provision for taxes on income	37.3%	37.0%	36.9%

The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations. A summary of the deferred income tax accounts at December 31 is as follows:

	2000	1999
Current deferred tax assets:		
Inventories	$ 6,037	$ 4,365
Accounts receivable	1,035	925
Product warranty reserves	4,553	5,339
Product liability reserves	3,245	3,165
Other employee-related benefits and allowances	4,474	5,124
Other	1,248	3,610
Future income tax benefits, current	$ 20,592	$ 22,528
Non-current deferred tax assets (liabilities):		
Property, plant and equipment	$(17,510)	$(11,753)
Postretirement benefits	7,853	7,775
Deferred employee benefits	4,938	4,782
Severance benefits	1,069	1,106
Product warranty reserves	1,205	1,130
Net operating loss carryforwards	1,976	1,874
Other	1,862	399
Net future income tax benefits, non-current	$ 1,393	$ 5,313

The company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the company either considers these earnings to be invested for an indefinite period or anticipates that when such earnings are distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.

As of December 31, 2000, the company had repurchased approximately $25.0 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities. The company also has acquired federal net operating losses of $2.0 million available to reduce federal taxable income. These loss carryforwards expire in varying amounts through 2012. The company does not maintain a valuation allowance against deferred tax assets due to the existence of certain tax strategies designed to utilize these net operating loss carryforwards.

7. Earnings Per Share The following is a reconciliation of the average shares outstanding used to compute basic and diluted earnings per share.

For the Years Ended December 31	Shares 2000	Per Share Amount 2000	Shares 1999	Per Share Amount 1999	Shares 1998	Per Share Amount 1998
Basic EPS	24,891,387	$2.42	25,991,711	$2.57	25,932,356	$1.98
Effect of dilutive securities—stock options	231,408		208,955		192,711	
Diluted EPS	25,122,795	$2.40	26,200,666	$2.55	26,125,067	$1.97

8. Stockholders' Equity Authorized capitalization consists of 75 million shares of $.01 par value common stock and 3.5 million shares of $.01 par value preferred stock. None of the preferred shares have been issued. Pursuant to a Rights Agreement dated August 5, 1996, each common share carries with it four-ninths of a Right to purchase additional stock. The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the common stock. In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person, subject to approval by the board of directors, each full Right permits the holder to purchase one share of common stock for $100. The Rights expire on September 18, 2006, and may be redeemed by the company for $.01 per Right (in cash or stock) under certain circumstances.

On February 17, 1999, the company's board of directors authorized a three-for-two stock split of the company's shares in the form of a 50% stock dividend payable on April 1, 1999, to shareholders of record on March 1, 1999. As a result of the stock split, 8,652,289 shares were issued. All references in the financial statements to average number of shares outstanding, earnings per share amounts, and market prices per share of common stock have been restated to reflect this split.

Currently, the company has the authorization to repurchase up to 2.5 million shares of common stock at management's discretion. As of December 31, 2000, the company repurchased approximately 1.9 million shares at a cost of $49,752 pursuant to this authorization.

(Thousands of dollars, except share and per share data or where otherwise indicated)

9. Stock Options The company maintains two stock plans, The Manitowoc Company, Inc. Stock Plan and The Manitowoc Company, Inc. Non-Employee Director Stock Plan, for the granting of stock options as an incentive to certain employees and to non-employee members of the board of directors. Under these plans, stock options to acquire up to 1.125 million (employees) and 0.125 million (non-employee directors) shares of common stock, in the aggregate, may be granted under a time-vesting formula at an exercise price equal to the market price of the common stock at the date of grant. The options become exercisable in equal 25% increments beginning on the second anniversary of the grant date over a four year period and expire ten years subsequent to the grant date. Stock option transactions under these Plans for the years ended December 31, 2000, 1999, and 1998 are summarized as follows:

For the Years Ended December 31	Shares 2000	Weighted Average Exercise Price 2000	Shares 1999	Weighted Average Exercise Price 1999	Shares 1998	Weighted Average Exercise Price 1998
Options outstanding, beginning of year	**611,881**	**$21.94**	610,006	$18.63	608,181	$13.66
Options granted	**936,900**	**21.20**	221,557	25.58	209,400	30.54
Options exercised	**(68,919)**	**11.97**	(144,177)	11.50	(59,541)	8.33
Options forfeited	**(162,733)**	**23.08**	(75,505)	25.84	(148,034)	19.19
Options outstanding, end of year	**1,317,129**	**21.80**	611,881	21.94	610,006	18.63
Options exercisable, end of year	**120,906**	**$19.53**	47,444	$15.58	54,134	$ 9.02

The outstanding stock options at December 31, 2000, have a range of exercise prices of $7.78 to $33.06 per option. The following shows the options outstanding and exercisable by range of exercise prices at December 31, 2000:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$7.78–$9.93	46,505	4.3	$ 9.33	34,353	$ 9.12
$18.78–$25.58	1,158,723	9.0	21.44	53,704	19.44
$30.54–$33.06	111,901	6.9	30.61	32,849	30.54
	1,317,129	8.7	$21.80	120,906	$19.53

The weighted average fair value at date of grant for options granted during 2000, 1999, and 1998 was $8.92, $9.56, and $11.77 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2000	1999	1998
Expected life (years)	**7**	7	7
Risk-free interest rate	**5.5%**	5.0%	5.8%
Expected volatility	**34.0%**	30.9%	31.9%
Expected dividend yield	**1.0%**	1.3%	1.5%

The company applies Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in the statements of earnings. Had compensation cost been determined under an alternative method suggested by SFAS No. 123, “Accounting for Stock-Based Compensation,” net income would have decreased $1,336, $877, and $547 in 2000, 1999, and 1998, respectively; and diluted earnings per share would have been $2.35, $2.52, and $1.95 in 2000, 1999, and 1998, respectively.

10. 2000 Acquisitions On November 20, 2000, the company purchased all of the issued and outstanding shares of MMC Acquisition Company, the parent of Marinette Marine Corporation. Marinette Marine, located in Marinette, Wisconsin, operates one of the largest shipyards on the U.S. Great Lakes. Marinette Marine is currently under contract to build a series of oceangoing buoy tenders for the United States Coast Guard. Marinette Marine presently employs approximately 800 people and features complete in-house capabilities for all shipbuilding disciplines.

The aggregate consideration paid by the company for Marinette Marine was $66,092, which is net of $18,640 of cash acquired and includes direct acquisition costs of $531 and assumed liabilities of $17,431. The purchase price for this acquisition is subject to a post-closing working capital adjustment to be settled in 2001.

The acquisition of Marinette Marine has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The preliminary estimate of the excess of the cost over the fair value of the net assets acquired is $45,297 and is being amortized over a weighted average life of 38 years.

On April 7, 2000, the company, through a wholly owned subsidiary, acquired substantially all of the net business assets of Harford Duracool, LLC (Harford). Harford is a leading manufacturer of walk-in refrigerators and freezers and maintains a 67,000-square-foot manufacturing facility in Aberdeen, Maryland. Its primary distribution channels are food-service equipment dealers and commercial refrigeration distributors and its products range in size from 200 to 60,000 cubic feet. Harford also manufactures a line of modular, temperature-controlled structures for other niche markets.

The aggregate consideration paid by the company for the assets of Harford was $21,228 which includes direct acquisition costs of $534, assumed liabilities of $1,448, and the payment of a post-closing working capital adjustment in September 2000 of $267.

The acquisition of Harford has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is $14,959 and is being amortized over a weighted average life of 35 years.

On March 31, 2000, the company acquired all of the issued and outstanding shares of Multiplex Company, Inc. (Multiplex). Multiplex is headquartered in St. Louis, Missouri, where its production facility is located and has operations in Frankfurt, Germany, and Glasgow, UK. Multiplex manufactures soft-drink and beer dispensing equipment as well as water purification systems and supplies leading quick-service restaurants, convenience stores, and movie theatres. In addition, Multiplex designs and builds custom applications to meet the needs of customers with requirements that cannot be met by conventional dispensing equipment.

The aggregate consideration paid by the company for the shares of Multiplex was $20,509, which is net of cash acquired of $3,698 and includes direct acquisition costs of $386 and assumed liabilities of $5,305.

The acquisition of Multiplex has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is $12,687 and is being amortized over a weighted average life of 37 years.

During 2000, the company also completed the acquisitions of certain assets of Pioneer Holdings LLC, the outstanding shares of Beverage Equipment Supply Company, and the remaining shares of Hangzhou Manitowoc Wanhua Refrigeration Company, the company's Chinese joint venture. The total aggregate consideration paid by the company for these acquisitions was $18,168, which is net of cash received and includes direct acquisition costs of $159 and assumed liabilities of $2,831.

The following unaudited pro forma financial information for the years December 31, 2000 and 1999 assumes the 2000 acquisitions occurred as of January 1 of each year.

	2000	1999
Net sales	$970,843	$1,005,381
Net earnings	$ 60,859	$ 72,702
Basic earnings per share	$2.45	$2.80
Diluted earnings per share	$2.42	$2.77

1999 Acquisitions On April 9, 1999, the company acquired all of the issued and outstanding shares of Kyees Aluminum, Inc., a leading supplier of cooling components for the major suppliers of fountain soft-drink beverage dispensers. The aggregate consideration paid by the company was $28,471, which is net of cash acquired of $1,010 and includes direct acquisition costs of $319, assumed liabilities of $2,151, and

the payment of a post-closing net worth adjustment during the third quarter of 1999 of $1,263. Kyees' aluminum cold plates are a key component used to chill soft-drink beverages in dispensing equipment. Located in La Mirada, California, Kyees is a technology leader in manufacturing cold plate equipment, in both quality and engineering design.

The acquisition of Kyees has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired of $24,073 is being amortized over a weighted average life of 38 years.

On January 11, 1999, the company acquired all of the issued and outstanding shares of Purchasing Support Group LLC (PSG), a four-member beverage service organization. The new operation, renamed Manitowoc Beverage Systems, Inc. (MBS), provides full-service parts, components, and dispenser systems support to bottlers in the beverage industry. MBS is made up of companies that have been serving soft-drink bottling operations throughout the United States since the 1960s with a variety of equipment services for beverage dispensing systems. MBS operates in the Northeast, Atlantic Coast, Southeast, Central, and Western United States.

The aggregate consideration paid by the company for the issued and outstanding shares of the four member companies of PSG was $43,686, which is net of cash acquired of $764 and includes direct acquisition costs of $538 and assumed liabilities of $5,912.

The acquisition of MBS has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is $34,019 and is being amortized over a weighted average life of 38 years.

1998 Acquisitions On November 3, 1998, the company acquired substantially all of the net assets and business of U.S. Truck Crane, Inc. (USTC), from a subsidiary of UK-based Powerscreen International PLC. Located in York, Pennsylvania, USTC builds three proprietary product lines, including boom trucks, rough-terrain forklifts, and other types of material-handling equipment.

The aggregate consideration paid by the company for the net assets of USTC was $51,478, which includes direct acquisition costs of $478, assumed liabilities of $7,425, and the receipt of a post-closing net worth adjustment in July 1999 of $2,053.

The acquistion of USTC has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is $38,039, and is being amortized over a weighted average life of 38 years.

The results of operations subsequent to the date of each of the aforementioned acquisitions have been included in the Consolidated Statements of Earnings for the years ended December 31, 2000, 1999, and 1998.

11. Contingencies The United States Environmental Protection Agency (EPA) has identified the company as a Potentially Responsible Party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the "Site") near Manitowoc, Wisconsin.

Approximately 150 PRPs have been identified as having shipped substances to the Site. Eleven of the potentially responsible parties have formed a group (the Lemberger Site

(Thousands of dollars, except share and per share data or where otherwise indicated)

Remediation Group, or "LSRG") and have successfully negotiated with the EPA and the Wisconsin Department of Natural Resources to settle the potential liability at the Site and fund the cleanup.

Recent estimates indicate that the remaining costs to clean up the Site are nominal, however the ultimate allocations of cost for the Site are not yet final. Although liability is joint and several, the company's percentage share of liability is estimated to be 11% of the total cleanup costs. Prior to December 31, 1996, the company accrued $3,300 in connection with this matter. Expenses charged against this reserve during 2000, 1999, and 1998 were not significant. Remediation work at the Site has been completed, with only long-term pumping and treating of groundwater and Site maintenance remaining. The company's remaining estimated liability for this matter, included in other current and non-current liabilities at December 31, 2000, is $900.

As of December 31, 2000, 32 product-related lawsuits were pending. All 32 cases are insured with self-insurance retentions of $1,000 for Crane accidents; $1,000 for Foodservice accidents occurring during 1990 to 1996; and $100 for Foodservice accidents occurring during 1997 to 2000. The insurer's contribution is limited to $50,000.

Product liability reserves included in accounts payable and accrued expenses at December 31, 2000 are $8,432; $2,657 reserved specifically for the 32 cases referenced above, and $5,775 for claims incurred but not reported which were estimated using actuarial methods. The highest current reserve for an insured claim is $950. Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured and insured claims. Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and the solvency of insurance carriers.

It is reasonably possible that the estimates for environmental remediation and product liability costs may change in the near future based upon new information which may arise. Presently, there is no reliable means to estimate the amount of any such potential changes.

The company is also involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on the consolidated financial statements of the company.

12. Retirement and Health Care Plans The company provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees. Company contributions to the plans are based upon formulas contained in such plans. The company also has a defined contribution plan in which the company matches 25% of participant contributions up to a maximum of 5% of a participant's compensation. Total costs incurred under these plans were $14,854, $14,271, and $12,909, in 2000, 1999, and 1998, respectively.

The company also provides certain health care and death benefits for eligible retirees and their dependents. The benefits are not funded, but are paid as incurred. Eligibility for coverage is based on meeting certain years of service and retirement qualifications. These benefits may be subject to deductibles, co-payment provisions, and other limitations. The company has reserved the right to modify these benefits.

The tables that follow contain the components of the periodic postretirement health and other benefits cost for 2000, 1999, and 1998, respectively, and the reconciliation of the change in the accumulated periodic postretirement health benefit obligation, from January 1, 1999, through December 31, 2000. Acquisition related changes presented in the table relate to the acquisition of Marinette Marine in November 2000. Benefit costs for Marinette Marine from November 20, 2000 to December 31, 2000 are not significant.

The components of the periodic postretirement health benefit cost are as follows:

	2000	1999	1998
Service cost—benefits earned during the year	$ 398	$ 395	$ 296
Interest cost on accumulated postretirement health benefit obligation	1,517	1,325	1,144
Amortization of actuarial gain	—	—	(127)
Net periodic postretirement health and other benefit cost	$1,915	$ 1,720	$ 1,313

The following is a reconciliation of the change in the accumulated periodic postretirement health benefit obligation from January 1, 1999, through December 31, 2000, and a reconciliation of the postretirement benefit obligation to the accrued amount at December 31, 2000 and 1999:

	2000	1999
Benefit obligation, beginning of year	$19,091	$16,948
Service cost	398	395
Interest cost	1,517	1,325
Acquisition	478	—
Participant contributions	796	810
Actuarial loss	2,509	1,946
Benefits paid	(2,589)	(2,333)
Benefit obligation, end of year	$22,200	$19,091
Status of the plan, unfunded	$22,200	$19,091
Unrecognized net (loss) gain	(1,689)	821
Accrued benefit, end of year	$20,511	$19,912

The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 5%. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $3,195 at December 31, 2000, and the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $301 for 2000. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement health benefit obligation by $2,624 at December 31, 2000, and the aggregate of the service and interest cost components of net periodic postretirement health benefit costs by $244 for 2000.

The discount rate used in determining the accumulated postretirement health benefit obligation is 7.25% for 2000 and 1999.

Marinette Marine sponsored a defined benefit pension plan in which substantially all of its salaried employees are participants. Benefits under the plan were based upon years

of service and average compensation. The funding policy was to contribute to the plan an amount equal to the current service costs taking into consideration the amount deductible for federal income tax purposes.

A summary of the funded status of the plan at December 31, 2000 follows:

	2000
Benefit obligation	$11,364
Fair value of plan assets	12,052
Funded status, overfunded	$ 688
Prepaid pension costs	$ 2,286

It is reasonably possible that the estimate for future retirement and health care costs may change in the near future due to changes in the health care environment or changes in interest rates which may arise. Presently, there is no reliable means to estimate the amount of any such potential changes.

13. Leases The company leases various property, plant and equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Rental expense attributable to operating leases was $8,533, $4,847, and $2,848 in 2000, 1999, and 1998, respectively. Future minimum rental obligations under noncancelable operating leases, as of December 31, 2000, are payable as follows:

2001	$ 9,825
2002	8,612
2003	7,655
2004	6,404
2005	5,548
Thereafter	16,124

14. Business Segments The company identifies its segments using the "management approach," which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments.

The company has three reportable segments: Foodservice Equipment (Foodservice), Cranes and Related Products (Cranes), and Marine.

Foodservice products consist primarily of commercial ice-cube machines; ice/beverage dispensers; walk-in and reach-in refrigerators and freezers; refrigerated undercounter and food preparation tables; private label residential refrigerators and freezers; backroom beverage equipment; and distribution services. Foodservice sells its products primarily in the United States, Europe, Southeast Asia, and in the Middle East. Foodservice products serve the lodging, restaurant, health care, convenience-store and soft-drink bottling markets, which are impacted by demographic changes and business cycles.

Cranes' products consist primarily of lattice-boom crawler cranes; truck-mounted hydraulic cranes; rough-terrain forklifts; and material-handling equipment. Cranes also specializes in industrial machinery repair and rebuilding services as well as crane rebuilding and remanufacturing services. Cranes distributes its products in North America (primarily the United States), Europe, Southeast Asia, and the Middle East. Cranes' operations serve the construction, energy, and mining industries and are mainly impacted by the level of activities related to heavy construction and infrastructure projects around the world.

Marine provides ship repair, maintenance, conversion, and construction services to foreign and domestic vessels operating on the Great Lakes. Marine is also a leading provider of Great Lakes and oceangoing mid-sized commercial, research, and military vessels. Marine serves the Great Lakes maritime market consisting of both U.S. and Canadian fleets, inland waterway operators, and oceangoing vessels that transit the Great Lakes and St. Lawrence Seaway.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain expenses are not allocated to the segments. These unallocated expenses are corporate overhead, intangible asset amortization, interest expense, and income taxes. The company evaluates segment performance based upon profit or loss before the aforementioned expenses.

The company is organized primarily on the basis of products and is broken down into 19 business units. Eleven of the business units have been aggregated into the Foodservice segment; four of the business units have been aggregated into the Cranes segment; and four business units make up the Marine segment.

Information about reportable segments and a reconciliation of total segment assets to the consolidated totals as of December 31, 2000 and 1999, and total segment sales and profits to the consolidated totals for the years ending December 31, 2000, 1999, and 1998 are summarized on page 32.

Sales and long-lived asset information by geographic area as of and for the years ended December 31 are as follows:

	Sales			Long-Lived Assets	
	2000	1999	1998	2000	1999
United States	$793,843	$737,616	$625,227	$410,596	$331,758
Other North America	25,132	25,213	16,881	—	—
Europe	17,375	32,246	36,917	5,468	5,479
Asia	17,393	11,174	12,920	2,959	2,005
Middle East	5,479	2,113	5,610	—	—
Central & South America	4,873	4,073	1,949	—	—
Africa	3,277	5,890	1,774	—	—
South Pacific & Caribbean	5,900	6,014	2,642	—	—
Total	$873,272	$824,339	$703,920	$419,023	$339,242

Foreign revenue is based upon the location of the customer. Revenue from no single foreign country was material to the consolidated sales of the company.

(Thousands of dollars, except share and per share data or where otherwise indicated)

15. Subsequent Event On March 4, 2001, Manitowoc submitted a binding offer to acquire the Potain cranes subsidiary of Groupe Legris Industries SA. The purchase price of the acquisition will be approximately $300 million (2.15 billion French francs), plus net cash at December 31, 2000, subject to an adjustment for net earnings of Potain for the period from January 1, 2001 to the closing date. The transaction is anticipated to be financed by a new pre-arranged banking facility, which is expected to include both senior and subordinated debt. Completion of the transaction is contingent upon certain events, including receipt of applicable regulatory approvals, completion of notification and consultation process with the applicable works' council (labor union) and final acceptance of the offer by the seller. The transaction is currently expected to be finalized by the end of the second quarter of 2001.

Potain, headquartered in Lyon, France, is a world leader in the design, manufacture, and supply of tower cranes for the building and construction industry. Potain reported sales of approximately $275 million for the year ended December 31, 2000.

Management's Report on Consolidated Financial Statements

The Manitowoc Company, Inc. management is responsible for the integrity of the consolidated financial statements and other information included in this annual report and for ascertaining that the data fairly reflect the company's financial position and results of operations. The company prepared the consolidated statements in accordance with generally accepted accounting principles appropriate in the circumstances, and such statements necessarily include amounts that are based on best estimates and judgements with appropriate considerations given to materiality.

The company maintains an internal accounting system designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of the financial statements in accordance with generally accepted accounting principles.

To further safeguard company assets, the company has established an audit committee composed of directors who are neither officers nor employees of the company. The audit committee is responsible for reviewing audit plans, internal controls, financial reports, and accounting practices and meets regularly with the company's internal auditors and independent accountants, both of whom have open access to the committee.

The company's independent accountants, PricewaterhouseCoopers LLP, audited the company's Consolidated Financial Statements and issued the opinion below.

Terry D. Growcock
President & Chief Executive Officer

Glen E. Tellock
Senior Vice President & Chief Financial Officer

Report of Independent Accountants

To the Stockholders and Board of Directors of
The Manitowoc Company, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of The Manitowoc Company, Inc. and its Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000, 1999, and 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
January 26, 2001, except for information in Note 15,
for which the date is March 4, 2001.

Supplemental Quarterly Financial Information (unaudited)

Thousands of dollars, except per share data

	2000				1999			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales[1]	$205,853	$243,566	$214,531	$209,322	$189,061	$231,629	$218,816	$184,833
Gross profit	55,717	71,066	55,657	53,294	52,560	65,718	62,515	52,919
Net earnings	14,913	22,606	12,299	10,450	12,428	20,986	19,378	13,992
Per share amounts:[2]								
Basic earnings per share	.58	.91	.50	.43	.48	.81	.75	.54
Diluted earnings per share	.57	.91	.50	.42	.47	.80	.74	.53
Dividends per common share	.075	.075	.075	.075	.075	.075	.075	.075

[1]Net sales have been restated to reflect the adoption of EITF 99-19. (See "Revenue Recognition" in Note 1 to the Consolidated Financial Statements.) The amounts reclassified were $3,684; $4,279; $3,863; $3,771; $4,918; $5,287; and $4,872 for the third, second, and first quarters of 2000, and the fourth, third, second, and first quarters of 1999, respectively.

[2]Per share data adjusted to reflect the April 1, 1999 three-for-two stock split.

Quarterly Common Stock Price Range

Year Ended December 31

	2000			1999			1998		
	High	Low	Close	High	Low	Close	High	Low	Close
1st Quarter	$32.63	$24.56	$27.50	$30.33	$24.21	$27.92	$26.75	$19.42	$25.75
2nd Quarter	34.88	26.75	26.75	42.00	27.00	41.63	31.21	25.40	26.87
3rd Quarter	30.88	19.00	19.75	43.75	32.56	34.13	27.92	16.33	20.09
4th Quarter	31.06	17.63	29.00	35.63	26.00	34.00	29.59	16.46	29.59

The company's common stock is traded on the New York Stock Exchange.
The share prices shown above have been adjusted for the April 1, 1999 three-for-two stock split.

Board of Directors

Dean H. Anderson, 60, senior vice president — strategic development, since 1997, of ABB Vetco Gray Inc., Houston, TX, an oilfield equipment manufacturer. Previously, president (1990) of Foster Valve Corporation; also president and chief executive officer (1988) of Steego Corporation. Elected to Manitowoc's board in 1992. (1), (2)

Virgis W. Colbert, 61, executive vice president, since 1997, of Miller Brewing Company, Milwaukee, WI, a leading beer brewer and producer. Since 1979, Mr. Colbert has held several operational and senior management positions with Miller Brewing. Also a director of Delphi Automotive Systems Corporation, Troy, MI, and Weyco Group, Inc., Milwaukee, WI. Appointed to Manitowoc's board in 2001. (1)

Daniel W. Duval, 64, former vice chairman, president, and chief executive officer of Robbins & Myers, Inc., a global manufacturer of specialized fluid management products and systems headquartered in Dayton, OH. Previously, president and chief operating officer of Midland-Ross Corp. Also a director of Arrow Electronics, Melville, NY; ABC-NACO, Inc., Downers Grove, IL; and National City Bank, the Ohio Chartered Bank of National City Corporation, Cleveland, OH. Appointed to Manitowoc's board in 2000. (1), (4)

Terry D. Growcock, 55, president and chief executive officer of The Manitowoc Company, Inc. Elected to Manitowoc's board in 1998. (3)

James P. McCann, 70, former vice chairman, president, and chief operating officer of Bridgestone/Firestone, Inc., a global tire and rubber manufacturer headquartered in Nashville, TN. Previously, executive vice president (1989) of North American Tire for Bridgestone/Firestone, Inc.; former president and chief executive officer (1988) of Bridgestone U.S.A., Inc. Elected to Manitowoc's board in 1990. (3), (4)

James L. Packard, 58, chairman, president, and chief executive officer, since 1986, of Regal-Beloit Corporation, Beloit, WI, a worldwide manufacturer of mechanical power transmission equipment, electric motors and controls, and electric power generators. Also a director of Clarcor, Inc., Rockford, IL. Appointed to Manitowoc's board in 2000. (2)

Gilbert F. Rankin, Jr., 68, former director of administration, operations, and facilities, College of Engineering, Cornell University, Ithaca, NY. Elected to Manitowoc's board in 1974. (1), (4)

Robert C. Stift, 59, chairman and chief executive officer, since 1999, of Strategic Industries, LLC, Hagerstown, MD, a manufacturer of industrial and consumer products. Previously, chairman and chief executive officer (1998) of USI Diversified, Hagerstown, MD; also chairman and chief executive officer (1992) of Grove Worldwide. Elected to Manitowoc's board in 1998. (1), (2)

Robert S. Throop, 63, former chairman and chief executive officer of Anthem Electronics, Inc., a distributor of electronic products headquartered in San Jose, CA. Also a director of The Coast Distribution System, Morgan Hill, CA, and Azerity, San Jose, CA. Elected to Manitowoc's board in 1992. (2), (3), (4)

Committees of the Board

(1) Audit Committee – a committee of non-company directors who review the scope and timing of the company's audit as performed by its independent public accountants. Also reviews the company's management policies and procedures that relate to internal auditing and accounting controls.

(2) Compensation & Benefit Committee – determines the compensation of the company's officers, reviews management's recommendations for compensation of other key personnel, and administers the company's EVA Plan.

(3) Executive Committee – discharges certain responsibilities of the board of directors when the board is not in session. Is also charged with reviewing and making recommendations concerning proposed corporate transactions.

(4) Nominating Committee and Corporate Governance Subcommittee – provides the methodology for selection of new members of the board of directors and for nomination and selection of candidates, including the specifications, for the position of chief executive officer of the corporation.

A Note of Thanks

During the past year, two of our longest-serving board members announced their retirement. We'd like to recognize their accomplishments and thank them for a job well done.

George T. McCoy joined our board in 1986, after serving as chairman and chief executive officer of Guy F. Atkinson Co., a diversified construction services company based in San Francisco. With that experience, George provided us valuable insight into the construction industry — and the opportunities of our global crane customers. George also was a strong advocate of conservative financial practices, carefully measuring proposed investments against our cash flow. When all of that is added to George's genuine friendliness and good cheer, we have always been happy to see him at our board meetings and on one of his favorite golf courses.

A member of our board since 1980, Guido R. Rahr, Jr., chairman of the Rahr Malting Company, extended his family's tradition of service to Manitowoc. As a director of our company, like his father before him, Guido has been called the conscience of the board. Strong connections to the City of Manitowoc, and the people who live there, led Guido to focus on the human impact of our decisions, and to emphasize acting with honesty and integrity toward all of the people with whom we do business. Guido has helped ensure that our employees are proud to be a part of Manitowoc. We're proud that Guido has been part of our board and our community.

Officers & Business Unit Management

Officers

Terry D. Growcock, 55, president and chief executive officer since 1998. Previously, president and general manager of Manitowoc Ice (1996); also executive vice president of Manitowoc Equipment Works (1994). Prior to joining Manitowoc, Mr. Growcock served in numerous management and executive positions with Siebe plc and United Technologies.

Glen E. Tellock, 39, senior vice president and chief financial officer since 2000. Previously, vice president and chief financial officer (1999), vice president of finance and treasurer (1998), corporate controller (1992), and director of accounting (1991). Prior to joining Manitowoc, Mr. Tellock served as financial planning manager with the Denver Post Corporation and as audit manager for Ernst and Whinney.

Maurice D. Jones, 41, general counsel and secretary since 1999. Prior to joining Manitowoc, Mr. Jones was a partner in the law firm of Davis & Kuelthau, S.C., and served as legal counsel for Banta Corporation.

Thomas G. Musial, 49, senior vice president of human resources and administration since 2000. Previously, vice president of human resources and administration (1995), manager of human resources (1987), and personnel/industrial relations specialist (1976).

Timothy J. Kraus, 47, vice president since 2000. Also president and general manager of Manitowoc's Foodservice Group. Previously, general manager of Manitowoc's Ice/Beverage Group (1999), executive vice president and general manager of Manitowoc Ice (1998), vice president of sales and marketing (1995), and national sales manager (1989). Prior to joining Manitowoc, Mr. Kraus was president of Universal Nolin.

Robert A. Giebel, Jr., 41, vice president since 2000. Also president and general manager of Manitowoc's Crane Group. Prior to joining Manitowoc, Mr. Giebel served as vice president and general manager of P&H MinePro Services and as president and chief executive officer of Unit Rig, a division of Terex Corporation.

Thomas J. Byrne, 63, vice president since 2000. Also president and general manager of Manitowoc's Marine Group. Previously, vice president of business development (1998). Prior to joining Manitowoc, Mr. Byrne served as vice president and general manager for the Robertshaw division of Siebe Automotive N.A., as vice president of operations for Hamilton Industries, plus senior management positions with Stanley Works and White Consolidated Industries.

Business Unit Management
Foodservice Equipment

Manitowoc Ice, Inc. Manitowoc, WI Dan Brandl Vice President & General Manager	**SerVend International, Inc.** Sellersburg, IN Larry Nicolette Vice President & General Manager	**Kyees Aluminum** La Mirada, CA Rick Kyees General Manager	**McCall Refrigeration** Franklin, TN Dennis McCloskey Vice President Business Development
Manitowoc (Hangzhou) Refrigeration Co., Ltd. Hangzhou, PRC Ning Wen Vice President & General Manager	**Multiplex Company, Inc.** St. Louis, MO Wally Kisling, Jr. Executive Vice President & General Manager	**Kolpak** Franklin, TN Dennis McCloskey Vice President Business Development	**Diversified Refrigeration, Inc.** Selmer, TN Ron Jester General Manager
Fabbrica Apparecchiature per la Produzione del Ghiaccio, S.r.l. Milan, Italy Roberto Adamo Managing Director	**Manitowoc Beverage Systems, Inc.** Holland, OH Steve Rafac Executive Vice President & General Manager	**Harford Duracool, LLC** Aberdeen, MD Dick Lemen General Manager	

Cranes & Related Products

Manitowoc Cranes, Inc. Manitowoc, WI Rob Giebel President	**Manitowoc Boom Trucks, Inc.** Georgetown, TX Joe Conway Executive Vice President & General Manager	**Femco Machine Company, Inc.** Punxsutawney, PA Randy LaCrosse Vice President & General Manager	**Manitowoc Remanufacturing, Inc.** Bauxite, AR Kevin Gretz Assistant Manager

Marine

Bay Shipbuilding Co. Sturgeon Bay, WI Tom Byrne President	**Toledo Shiprepair Company** Toledo, OH Patrick O'Hern Vice President & General Manager	**Cleveland Shiprepair Company** Cleveland, OH Patrick O'Hern Vice President & General Manager	**Marinette Marine Corporation** Marinette, WI Dan Gulling Executive Vice President & General Manager

Glossary

Financial Terms

Backlog – Firm, unfilled orders. An indicator of future sales.

Book Value – Another term for shareholder equity, most often shown on a per share basis.

Capitalization – The total market value of a company's outstanding stock – that is, the stock price multiplied by the number of shares.

Cash Flow – Funds generated by a company to operate the business, make capital investments, repay debt, pay dividends, repurchase stock, and make acquisitions.

Cash Gap – A working capital measure that is equal to accounts receivable days sales outstanding plus inventory days less accounts payable days outstanding.

Cost of Capital – A weighted average of the after-tax cost of equity and borrowed funds.

Current Ratio – Current assets divided by current liabilities, an indicator of liquidity.

EVA® (Economic Value-Added) – A financial measure to determine if a company is creating or depleting value for its shareholders. EVA is calculated by taking after-tax operating profits and subtracting the capital charge. Manitowoc uses this measure to evaluate its performance, to drive its decision-making, to incentivize management, and to evaluate acquisition opportunities.

Outsourcing – Contracting with an outside supplier to provide a service or function that had been previously performed within the company.

Price to Earnings Ratio – The price of a stock, divided by its earnings per share. Also known as P/E, multiple, or valuation. This measure tells investors how much they are paying for a company's earnings.

Return on Equity – Net earnings divided by stockholders' equity, a measurement of the amount earned on the shareholder's investment.

Return on Invested Capital – A measurement of operating profit after-tax divided by invested capital, an indicator of how efficiently the company employs its assets.

Stock Repurchase Plan – A systematic approach in which a company repurchases its stock. The result of this action increases the percent of ownership each remaining shareholder has in the company.

Total Return – Return on an investment that includes any dividends or interest as well as price appreciation.

Industry Terms

Backroom Beverage Equipment – Refers to the backroom support equipment necessary to deliver syrup, carbonated water, and pre-mixed soft drinks from their storage containers to the dispensing device. This equipment would include pre-chillers, carbonators, regulators, pumps, valves, tubing, and fabricated box racks.

Boom Truck – A hydraulic telescopic crane mounted to a commercial truck chassis. A boom truck differs from a truck crane because it can haul up to several thousand pounds of payload on its cargo deck.

Cold Plate – An integral component of an ice/beverage dispenser that consists of a cast aluminum block and stainless steel tubing that cools syrup and carbonated water to an ideal serving temperature as these liquids flow through the cold plate to the beverage-dispensing valve.

Crawler Crane – Usually refers to lattice-boom cranes that are mounted on crawlers rather than a truck chassis. This method of mounting significantly reduces ground-bearing pressures and enables the crane to pick-and-carry virtually any rated load.

Five-Year Survey – A thorough ship inspection process that must be performed every five years to satisfy stringent maritime regulations developed by the U.S. Coast Guard, the American Bureau of Shipping, and other regulatory agencies.

Graving Dock – An in-ground concrete structure in which ships can be built or repaired. A graving dock is equipped with pumps and watertight gates. It is flooded so ships can float in; then it is pumped dry so crews can work on those parts of a ship that normally are underwater.

Hopper Dredge – A hopper dredge is a fully powered vessel that excavates underwater material using powerful suction devices. Dredged material is then stored onboard the vessel for transportation to an approved disposal site, or can be pumped onboard dump scows or split-hull barges.

Ice/Beverage Dispenser – A foodservice appliance that dispenses ice and soft drinks for self-serve applications in quick-service restaurants, movie theatres, and convenience stores.

Integrated Tug/Barge – A new form of Great Lakes bulk-cargo transportation that combines a non-powered notch barge that is pushed by a high horsepower diesel tug.

Kiosk – A limited-menu, walk-up, quick-service restaurant that sells food that usually is prepared elsewhere.

Lattice Boom – A fabricated, high-strength steel structure that usually has four chords and tubular lacings. Lattice booms typically weigh less and provide higher lifting capacities than telescopic booms of similar length.

Luffing Jib – A fabricated structure similar to, but smaller than, a lattice boom. Mounted at the tip of a lattice boom, a luffing jib easily adjusts its angle of operation – a capability that is not possible with a conventional fixed-jib attachment.

MAX-ER™ – Manitowoc's trailing counterweight heavy-lift attachment that dramatically improves the reach, capacity, and lift dynamics of the basic crane to which it is mounted.

Reach-in – A refrigerated cabinet, typically used in foodservice applications, for short-term storage of perishable items at safe temperatures prior to preparation or serving.

Self-Unloading Vessel – Refers to the fleet of ships operating on the Great Lakes that are equipped with cargo-hold conveyors and lattice discharge booms. This equipment enables vessels to offload their bulk cargoes, such as iron ore, coal, or limestone, without requiring dockside assist equipment.

Telescopic Boom – A box-section boom, consisting of multiple telescopic sections that are extended or retracted to a desired length, using hydraulic or mechanical means.

Truck Crane – Can refer to either a hydraulic telescopic or lattice-boom crane that is mounted on a rubber-tired carrier and is capable of traveling at highway speeds from one project to the next.

Walk-in – A large, foamed-in-place, refrigerated structure, frequently used in restaurants, that can be equipped with cooling or freezing systems for long-term storage of foodservice items prior to preparation.

The Right Moves in Quality



Representing the award-winning, 404-person workforce of Manitowoc Ice, from left to right, are: Chuck Finnel, Cathy Brandt, Carol Lambert, Randy Haack, Joanne Hady, Jeng Yang, Kathy Kennedy, and David Kleinhans.

Once again, our quality and performance have been recognized by our neighbors and our peers. On February 24, 2000, Manitowoc Ice received the Wisconsin Manufacturer of the Year Grand Award. Manitowoc Engineering, now Manitowoc Cranes, received the same honor in 1995.

Sponsored jointly by the accounting firm Virchow, Krause & Company, the law firm Michael Best & Friedrich, and Wisconsin Manufacturers and Commerce, the state's largest business association, the Manufacturer of the Year Award honors companies whose excellence and innovation contribute to the economic growth of the state of Wisconsin.

Selected from a field of more than 50 companies with 300 to 800 employees, Manitowoc Ice was recognized for its innovative "Voice of the Customer" program, which uses extensive, formalized customer research to guide the development of new products. The company was also recognized for its ability to attract and retain a talented workforce, through the use of tuition reimbursement and wellness programs as well as expanded employee-training efforts. In fact, the average length of service for Manitowoc Ice employees is 18 years.

We're proud of what awards like this say about Manitowoc. But we are even more proud of all of the people at the company who helped us earn them. The award—and the credit for it—belongs to them.

Investor Information

Corporate Headquarters
The Manitowoc Company, Inc.
500 South 16th Street
P.O. Box 66
Manitowoc, WI 54221-0066
Telephone: 920-684-4410
Telefax: 920-683-8129

Independent Accountants
PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee, WI 53202

Stock Transfer Agent and Registrar
First Chicago Trust Company
A division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500

Annual Meeting
The annual meeting of Manitowoc Company shareholders will be held at 9:00 a.m., CDT, Tuesday, May 1, 2001, in the ballroom of the Holiday Inn at 4601 Calumet Avenue, Manitowoc, WI. We encourage shareholders to participate in this meeting in person or by proxy.

Stock Listing
Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.

Quarterly common stock price information for our three most recent fiscal years can be found on page 47 of this annual report. Shares of Manitowoc's common stock have been publicly traded since 1971.

Manitowoc Shareholders
On December 31, 2000, there were 24,259,463 shares of Manitowoc common stock outstanding. At such date, there were 2,787 shareholders of record.

Form 10-K Report
Each year Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in this Annual Report to Shareholders.

A copy of Form 10-K, as filed with the Securities and Exchange Commission for 2000, may be obtained by any shareholder, without charge, upon written request to:
    Maurice D. Jones
    General Counsel & Secretary
    The Manitowoc Company, Inc.
    P.O. Box 66
    Manitowoc, WI 54221-0066

Dividends
Manitowoc has paid continuous dividends, without interruption, since 1971. On February 14, 2001, Manitowoc switched from a quarterly cash dividend to an annual common stock cash dividend. In October of this year, and in its regular fall meetings each year thereafter, the board of directors will determine the amount and timing of the annual dividend for that year.

Dividend Reinvestment and Stock Purchase Plan
The Dividend Reinvestment and Stock Purchase Plan provides a convenient method to acquire additional shares of Manitowoc stock through the investment of dividends. Shareholders may also purchase shares by investing cash, as often as once a month, in varying amounts from $10 up to a maximum of $60,000 each calendar year.

Participation is voluntary, and Manitowoc pays for all fees associated with stock purchases under these plans.

To receive an information booklet and enrollment form, please contact our stock transfer agent and registrar, First Chicago Trust Company.

Manitowoc also participates in the Own Your Share of America and the Low-Cost Stock Ownership Plans as offered and administered by the National Association of Investors Corporation.

Investor Inquiries
Security analysts, portfolio managers, individual investors, and media professionals seeking information about Manitowoc are encouraged to visit our Web site, or contact the following:

Analysts & Portfolio Managers
Glen E. Tellock
Senior Vice President & Chief Financial Officer
Telephone: 920-683-8122
Telefax: 920-683-8138

Media Inquiries
Steven C. Khail
Director of Investor Relations & Corporate Communications
Telephone: 920-683-8128
Telefax: 920-683-8138

General Inquiries
Joan Risch
Shareholder Relations
Telephone: 920-683-8150
Telefax: 920-683-8138

Quarterly Earnings
Manitowoc is planning to announce its quarterly earnings for calendar 2001 according to the following schedule:
1st Quarter – April 17, 2001
2nd Quarter – July 12, 2001
3rd Quarter – October 11, 2001
4th Quarter – To be announced

Join MTW on the Internet
Manitowoc provides a variety of information about its businesses, products, and markets at its Web site address:
www.manitowoc.com.

Equal Opportunity
Manitowoc believes that a diverse workforce is required to compete successfully in today's global markets. The company provides equal employment opportunities in its global operations without regard to race, color, age, gender, religion, national origin, or physical disability.

The Manitowoc Company, Inc.
500 South 16th Street
P.O. Box 66
Manitowoc, WI 54221-0066

